Exhibit 99.1

Jumia Technologies AG

Berlin

Invitation to the Annual General Meeting of Shareholders 2021

We hereby invite the shareholders of our Company to our

Annual General Meeting of Shareholders 2021

on Wednesday, 9 June 2021 at 3:00 p.m. (CEST).

The meeting will be held as a virtual event without physical presence of the shareholders or their proxies. A live broadcast will be available in a password-protected environment to shareholders who have registered their participation in the annual general meeting

(“Virtual Annual General Meeting”).

The chairman of the meeting will be present at the office of notary public Christian Steinke, Washingtonplatz 3, 10557 Berlin.

Holding by way of a virtual general meeting

The management board of the company, with the consent of the supervisory board, decided to hold this annual shareholders’ meeting as a virtual general meeting without the physical presence of the company’s shareholders or their proxies. These resolutions were passed based on the German Act to Mitigate the Consequences of the COVID-19 Pandemic under Civil, Insolvency and Criminal Procedure Law (Gesetz zur Abmilderung der Folgen der Covid-19-Pandemie im Zivil-, Insolvenz- und Strafverfahrensrecht) dated 27 March 2020, as amended (the “COVID-19 Mitigation Act”).

Shareholders or their proxies may not physically attend the Virtual Annual General Meeting.

This version of the Invitation to the Annual General Meeting of Shareholders 2021, prepared for the convenience of English-speaking readers, is a translation of the German original. For purposes of interpretation the German text shall be authoritative and final.

I.	Agenda	4

1.	Presentation of the approved annual financial statements of Jumia Technologies AG and the consolidated financial statements of the Jumia Group as of 31 December 2020 as adopted by the supervisory board as well as the management report of the Jumia Group for the financial year 2020 and the supervisory board report for the financial year 2020	4

2.	Resolution on the ratification of the acts of the members of the management board for the financial year 2020	4

3.	Resolution on the ratification of the acts of the members of the supervisory board for the financial year 2020	4

4.	Resolution on the appointment of the auditor of the annual financial statements and the auditor of the consolidated financial statements, as well as any audit review of condensed interim financial statements and interim management reports as well as any audit review of additional interim financial information	4

5.	Resolution on the approval of the remuneration system of the members of the management board	5

6.	Resolution on the remuneration of the members of the supervisory board	5

7.	Resolution on the election of a member of the supervisory board	7

8.	Resolution on cancelling the existing Authorized Capital 2021/I and creating an Authorized Capital 2021/II with the possibility to exclude subscription rights, as well as on the related amendments to the Articles of Association	8

9.	Resolution on cancelling the existing authorization and granting a new authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility of excluding subscription rights, on cancelling the existing Conditional Capital 2021/I and creating a new Conditional Capital 2021/II, as well as on the corresponding amendments to the Articles of Association	19

10.	Resolution on the authorization to issue stock options to members of the management board and employees of the Company and members of the management and employees of companies affiliated with the Company (Stock Option Program 2021) and the creation of a new Conditional Capital 2021/III to settle stock options under the Stock Option Program 2021, as well as the corresponding amendments to section 4(3) of the Articles of Association	28

II.	Further information on the remuneration system of the members of the management board (agenda item 5), the supervisory board candidate proposed for election (agenda item 7) and reports by the management board	37

1.	Remuneration system for the members of the management board (agenda item 5)	37

2.	Further information on the supervisory board candidate proposed for election under agenda item 7	49

3.	Report of the management board regarding agenda item 8 (resolution on cancelling the existing Authorized Capital 2021/I and creating an Authorized Capital 2021/II with the possibility to exclude subscription rights, as well as on the associated amendment to the Articles of Association)	50

4.	Report of the management board regarding agenda item 9 (resolution on cancelling the existing authorization and granting a new authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility of excluding subscription rights, on cancelling the existing Conditional Capital 2021/I and creating a new Conditional Capital 2021/II, as well as on the corresponding amendments to the Articles of Association)	59

5.	Report of the management board regarding agenda item 10 (resolution on the authorization to issue stock options to members of the management board and employees of the Company and members of the management and employees of companies affiliated with the Company (Stock Option Program 2021) and the creation of a new Conditional Capital 2021/III to settle stock options under the Stock Option Program 2021, as well as the corresponding amendment to section 4(3) of the Articles of Association)	65

6.	Report of the management board regarding the partial utilization of Authorized Capital 2018/I excluding shareholders‘ subscription rights in connection with the settlement of certain acquisition rights	68

7.	Report of the management board regarding the partial utilization of Authorized Capital 2020/I excluding shareholders‘ subscription rights in connection with the settlement of claims under the VRSUP 2019 and an at-the-market offering	70

8.	Report of the management board regarding the partial utilization of Authorized Capital 2021/I excluding shareholders‘ subscription rights in connection with an at-the-market offering	73

III.	Further information on the convocation	75

1.	Total number of shares and voting rights at the time of the convocation of the Virtual Annual General Meeting	75

2.	Holding of the general meeting of shareholders as a virtual general meeting without the physical presence of shareholders or their proxies	75

3.	Requirements for exercising the rights to vote and to ask questions	75

4.	Significance of the record date	77

5.	Procedure for voting by postal vote	77

6.	Procedures for proxy voting	78

7.	Procedure for voting by proxies appointed by the company	80

8.	Further rights of shareholders	81

9.	Video and audio transmission of the entire Virtual Annual General Meeting	85

10.	Opposition to resolutions	86

11.	Shareholder hotline	86

12.	Information on the website of the Company pursuant to section 124a of the German Stock Corporation Act	86

13.	Information on data protection for shareholders	88

I.	Agenda

1.

Presentation of the approved annual financial statements of Jumia Technologies AG and the consolidated financial statements of the Jumia Group as of 31 December 2020 as adopted by the supervisory board as well as the management report of the Jumia Group for the financial year 2020 and the supervisory board report for the financial year 2020

The supervisory board adopted the annual financial statements and consolidated financial statements of Jumia Technologies AG (the “Company”) prepared by the management board; the annual financial statements of Jumia Technologies AG are thus approved. It is therefore not planned, nor is it necessary, for the Virtual Annual General Meeting to pass a resolution on this agenda item 1. Instead, these documents shall merely be made accessible to the Virtual Annual General Meeting and shall be explained by the management board or, in the case of the supervisory board report, by the chairman of the supervisory board.

2.	Resolution on the ratification of the acts of the members of the management board for the financial year 2020

The management board and the supervisory board propose that the acts of the officiating members of the management board in the financial year 2020 be ratified.

3.	Resolution on the ratification of the acts of the members of the supervisory board for the financial year 2020

The management board and the supervisory board propose that the acts of the officiating members of the supervisory board in the financial year 2020 be ratified.

4.

Resolution on the appointment of the auditor of the annual financial statements and the auditor of the consolidated financial statements, as well as any audit review of condensed interim financial statements and interim management reports as well as any audit review of additional interim financial information

On the basis of the recommendation of its audit committee, the supervisory board proposes to appoint Ernst & Young GmbH, Wirtschaftsprüfungsgesellschaft, Friedrichstraße 140, 10117 Berlin:

(a)	as statutory auditor of the unconsolidated financial statements and the consolidated financial statements for the financial year ending 31 December 2021;

(b)

in the event of a preparation and audited review (prüferische Durchsicht) of any condensed interim financial statements and interim management reports for the first half-year of the financial year 2021 as auditor for such audited review; and

(c)

in the event of a preparation and an audited review (prüferische Durchsicht) of any interim financial statements for the first and/or third quarter of the financial year 2021 and/or for the first quarter of the financial year 2022 as auditor for such audited review.

5.	Resolution on the approval of the remuneration system of the members of the management board

Pursuant to section 120a(1) sentence 1 of the German Stock Corporation Act (Aktiengesetz, “AktG”) as amended by the German Act to Implement the Second EU Shareholder Rights Directive (“ARUG II”), the general meeting of shareholders of a listed company must resolve on the approval of the remuneration system of the members of the management board members as proposed by the supervisory board in case of any significant change of the remuneration system but at least every four years. The first resolution must be adopted by the end of the first annual general meeting of shareholders following December 31, 2020.

In the context of the new requirements for a remuneration system under the revised German Stock Corporation Act, the supervisory board analyzed, compared and, on the basis of the recommendation of external remuneration consultants, revised the existing remuneration system of the members of the management board. A detailed description of the new remuneration system of the management board can be found in section II.1 below.

The supervisory board therefore proposes to pass the following resolution:

The compensation system for the members of the Company’s management board is approved.

6.	Resolution on the remuneration of the members of the supervisory board

Pursuant to section 113(3) sentence 1 of the German Stock Corporation Act (Aktiengesetz) as amended by the ARUG II, the general meeting of shareholders of a listed company must resolve on the remuneration of the members of the supervisory board members at least every four years. The first resolution must be adopted by the end of the first annual general meeting of shareholders following December 31, 2020.

Under section 13 of the articles of association of the Company (the “Articles of Association”), the compensation of the members of the supervisory board is approved by the general meeting of shareholders. The annual general meeting of the Company’s shareholders of 9 June 2020 set the current remuneration of the members of the supervisory board. This resolution applies until the general meeting of shareholders adopts a new resolution on the subject matter.

Ongoing efforts of the Company to achieve compliance with the United States Sarbanes-Oxley Act, to further improve internal controls and to strengthen corporate governance have resulted and are expected to continue to result in additional work for the chairperson of the audit committee. Accordingly, for the first half of 2021, the remuneration for the chairperson of the audit committee shall be increased to reflect the (expected) additional work. The remuneration of the other members of the supervisory board shall also be increased, reflecting the increased workload expected of them as the Company continues to evolve its strategy.

The management board and the supervisory board therefore recommend that the amount of remuneration for the members of the supervisory board with effect as of 1 January 2021 be as follows:

a)

The members of the supervisory board other than its chairperson and deputy chairperson shall receive a fixed annual compensation in the amount of EUR 100,000.00. The chairperson of the supervisory board shall receive a fixed annual compensation in the amount of EUR 225,000.00. The deputy chairperson of the supervisory board shall receive a fixed annual compensation in the amount of EUR 115,000.00.

b)

For their office in the audit committee of the supervisory board, the chairperson of the audit committee shall receive an additional annual compensation in the amount of EUR 100,000.00 (in the financial year ending 31 December 2021 only, this amount shall be increased by EUR 64,250.00 payable after the first six months of the year) and any other member of the audit committee an additional annual compensation in the amount of EUR 75,000.00.

c)

For their office in the compensation committee of the supervisory board, the chairperson of the compensation committee shall receive an additional annual compensation in the amount of EUR 60,000.00 and any other member of the compensation committee an additional annual compensation in the amount of EUR 30,000.00.

d)

For their office in the corporate governance and nomination committee of the supervisory board, the chairperson of the corporate governance and nomination committee shall receive an additional annual compensation in the amount of EUR 30,000.00 and any other member of the corporate governance and nomination committee an additional annual compensation in the amount of EUR 15,000.00.

e)

The compensation is payable in two installments, after the end of a financial year and after the first six months of a financial year. Members of the supervisory board who hold their office in the supervisory board or in a committee of the supervisory board or who hold the office as chairperson or deputy chairperson only during a part of the financial year shall receive a pro rata portion of the compensation for every full calendar month of their activity.

f)

In addition to the compensation paid pursuant to the foregoing paragraphs, the Company shall reimburse the members of the supervisory board for their reasonable out-of-pocket expenses incurred in the performance of their duties as supervisory board members, as well as any value-added tax on their compensation and out-of-pocket expenses.

g)

The supervisory board members shall be included, where existing, in a D&O liability insurance for board members maintained by the Company in the Company’s interests that will provide reasonable coverage against financial damages. The premiums for this insurance policy shall be paid by the Company.

h)

In case members of the supervisory board waive the remuneration for their office partly or in full, the management board is hereby authorized to enter into the necessary agreements with them on behalf of the Company.

7.	Resolution on the election of a member of the supervisory board

In accordance with sections 95 sentence 2 and 96(1) AktG and section 8(1) of the Articles of Association, the supervisory board consists of eight members who shall be elected by the general meeting of shareholders. The general meeting is not bound by election proposals.

In July 2020, Mr. Matthew Odgers declared his resignation from the office as member of the supervisory board. Under section 8(2) of the Articles of Association, if a member of the supervisory board leaves office before the end of his term, a successor shall be elected for the remaining term of the member who has left office unless the general meeting of shareholders specifies a different term of office for such a successor. Mr. Odgers’ term would have run until the end of the general meeting of shareholders which will resolve on the discharge of the members of the supervisory board for the financial year 2022.

Based on the recommendation of its Corporate Governance and Nomination Committee, the supervisory board proposes to elect

Ms. Anne Eriksson, Member of several boards and former Regional Senior Partner and CEO of the practices in the East Africa Market of PricewaterhouseCoopers, resident in Nairobi, Kenya to the supervisory board.

The appointment shall take effect from the end of the Virtual Annual General Meeting on 9 June 2021 and run through the end of the annual general meeting of shareholders which will resolve on the discharge of the members of the supervisory board for the financial year 2022.

The corporate governance and nomination committee’s recommendation and the resulting supervisory board proposal on this agenda item 7 take into account the specific objectives determined by the supervisory board for its composition, as well as the overall profile of required skills and expertise for the supervisory board, including the principle of diversity. Ms. Eriksson confirmed to the supervisory board that she will have sufficient time available to discharge her duties as member of the supervisory board.

The Corporate Governance Report will be available to the Virtual Annual General Meeting and has been made available online at the Corporate Governance section of the Company’s investor relations website (https://investor.jumia.com/).

Further information about Ms. Eriksson, including her CV and information on other offices held pursuant to section 125(1) sentence 5 AktG and in accordance with the recommendations of the German Corporate Governance Code can be found in section II.2 below.

8.

Resolution on cancelling the existing Authorized Capital 2021/I and creating an Authorized Capital 2021/II with the possibility to exclude subscription rights, as well as on the related amendments to the Articles of Association

The extraordinary general meeting of shareholders of Jumia Technologies AG (the “Company”) of 11 March 2021 has authorized the management board of the Company to increase the Company’s share capital with the consent of the supervisory board in a total amount of up to EUR 88,231,617.00 against contribution in cash and/or in kind (“Authorized Capital 2021/I”). Under this authorization, the Company issued 17,925,922 new shares from Authorized Capital 2021/I in the context of an at-the-market offering (“ATM”) of 8,962,961 American Depositary Shares (“ADS”) applying the simplified exclusion of subscription rights under section 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz, “AktG”) for offerings not significantly below the prevailing market price; this ATM generated net proceeds for the Company of USD 348.6 million.

Because of this partial utilizations of Authorized Capital 2021/I, the authorized capital no longer exists in the amount permitted by law, i.e., half of the current share capital, and the Company is no longer able to issue shares without subscription rights to the extent permitted by law. In particular, the simplified exclusion of subscription rights for offerings not significantly below the prevailing market price has been fully used and is no longer available at all absent a new authorization from the general shareholders’ meeting.

In order to enable the Company to continue to react flexibly to market opportunities or financing requirements and to be able to strengthen its cash position at short notice, and to respond quickly and successfully to advantageous offers or other opportunities and to take advantage of opportunities to expand the Company, as well as to continue recruiting qualified personnel, among other things through attractive remuneration, to bind them to the Company and to be able to flexibly settle resulting corresponding payment claims, the Authorized Capital 2021/I shall be cancelled and a new Authorized Capital 2021/II shall be created in line with the limitations of the German Stock Corporation Act (AktG), taking into account the higher share capital, under the exclusion of, or with an option to exclude, shareholders’ subscription rights. The proposed new Authorized Capital 2021/II and the remaining Authorized Capital 2018/I together would amount to 50% of the Company’s share capital as registered in the commercial register as of the date of the publication of this invitation in the German Federal Gazette (Bundesanzeiger).

Under the new Authorized Capital 2021/II, shareholders shall generally be granted subscription rights to newly issued shares. However, in line with the existing Authorized Capital 2021/I, under the proposed Authorized Capital 2021/II, shareholders’ subscription rights shall be excluded, among others, to settle, at the discretion of the Company, claims under the following existing and new equity incentive programs:

In order to offer variable compensation elements to management and employees of the Jumia Group (collectively, the “Participants”) and thereby align the Participants’ interests with those of the Company’s shareholders, the management board and the supervisory board adopted a Virtual Restricted Stock Unit Program 2019 (“VRSUP 2019”) and a Stock Option Program 2019 (“SOP 2019”) prior to the Company’s initial public offering in 2019 (the “IPO”) as well as a Virtual Restricted Stock Unit Program 2020 (“VRSUP 2020”) and a Stock Option Program 2020 (“SOP 2020”) following the IPO in 2020.

Virtual restricted stock units (“VRSUs”) under VRSUP 2019 and VRSUP 2020 entitle Participants after a one-year vesting period to receive a cash payment, which the Company may, at its sole discretion, alternatively settle in shares for employees. Thus, as opposed to a so-called restricted share award program, the beneficiaries do not obtain a right to receive shares in the Company, but rather a right to receive a cash payment, the total amount of which depends on the development of the Company’s share price. Stock options (“SOPs”) under the SOP 2019 have an exercise price of EUR 1.00 per share, and SOPs under the SOP 2020 have an exercise price equal to the average of the closing price (Schlusskurs) of the shares (as represented by ADSs) of the Company on the New York Stock Exchange in the sixty consecutive trading days before the grant date per option. Under both programs, stock options may be exercised only after a four-year waiting period and subject to the fulfillment of certain performance targets. These equity incentive programs or the underlying capitals to settle these programs with shares of the Company were approved by previous general meetings of the Company’s shareholders. So far, 1,221,781 VRSUs and 1,448,877 SOPs have been awarded to Participants under VRSUP 2019 and SOP 2019, of which 501,656 VRSUs and no SOPs have been settled and 1,821,332 VRSUs as well as 2,395,833 SOPs have been awarded to Participants under VRSUP 2020 and SOP 2020, of which no VRSUs and no SOPs have been settled.

The participation of the management and key employees of the Company and its subsidiaries in the economic risks and opportunities of the relevant business operation is an important component of an internationally competitive remuneration system in order to strengthen the commitment to the Company, to attract and retain competent and dedicated individuals whose efforts will result in the growth and profitability of the Company and to align their interests with the interests of the shareholders in order to increase the value of the Company.

However, VRSUP 2019 and SOP 2019 have been closed for further issuances and the remaining available authorization to issue new awards under the VRSUP 2020 and the SOP 2020 is not sufficient for the currently estimated needs. Therefore, following a comparison of remuneration models of similar companies and on the basis of the recommendation of external remuneration consultants, the management board and the supervisory board revised the existing remuneration model for executives in 2021 and, among other things, adopted a new Virtual Restricted Stock Unit Program 2021 (the “VRSUP 2021”) and, subject to the approval of the general meeting of shareholders, a new Stock Option Program 2021 (the “SOP 2021”) in order to be able to continue to grant variable compensation elements to the Participants. VRSUP 2021 and SOP 2021 do not affect the 2,541,457 VRSUs and 3,844,711 SOPs already granted but not yet settled under the existing programs, and VRSUP 2020 as well as SOP 2020 remain open for further issuances within the limits of the remaining authorization.

Under VRSUP 2021, the Company may allocate up to 9,000,000 VRSUs to Participants through the end of 2025. Each VRSU entitles a Participant to a claim against the Company for a cash payment depending on the value of the Company’s shares as represented by American Depositary Shares (“ADSs”). The number of VRSUs granted to a Participant and the applicable vesting period will be determined by the Company’s management board, or, for members of the Company’s management board, the Company’s supervisory board. The VRSUs typically vest after a period of at least one year subject to a continuing and unterminated service or employment relationship with Jumia, although in certain cases vesting period may be as short as six months or may be longer than one year. For the members of the management board, additional performance targets related to the yearly growth rate of gross merchandise volume and potentially relevant quantifiable sustainability criteria will be agreed in the grant agreement: 50% of their VRSUs will have one-year performance and vesting periods and 50% will have two-year performance and vesting periods. In the event of a change of control, all unvested VRSUs shall vest immediately. The amount of the cash payment entitlement from a VRSU corresponds to the value of one share of the Company as represented by ADSs on the first five days of trading on the New York Stock Exchange after the publication by the Company of its most recent half year report or press release announcing the Company’s annual financial results; the cash payment entitlement may be capped in individual grant agreements. The terms of VRSUP 2021 allow the Company to settle the resulting payment claims by delivering shares of the Company, subject to approval by the Virtual Annual General Meeting of the Authorized Capital 2021/II. Other terms of VRSUP 2021 remain substantially unchanged from VRSUP 2020.

The management board and supervisory board therefore propose to pass the following resolution:

a)	Cancellation of the existing Authorized Capital 2021/I

The authorization of the management board of the Company until 10 March 2026 (inclusive) to increase, once or repeatedly and each time with the consent of the supervisory board, the share capital by up to a total remaining amount of EUR 70,305,695.00 through the issuance of up to 70,305,695 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company as set forth in section 4(5) of the Articles of Association is hereby cancelled with effect from the time at which the authorization to increase the share capital of the Company under I.8.b) below comes into effect.

b)	Creation of a new Authorized Capital 2021/II with the exclusion of shareholders’ subscription rights and with the authorization for the exclusion of shareholders’ subscription rights

The management board is hereby authorized until 8 June 2026 (inclusive) to increase, once or repeatedly and each time with the consent of the supervisory board, the share capital by a total amount of up to EUR 97,194,578.00 (in words: Euro ninety-seven million one hundred ninety-four thousand five hundred seventy-eight) through the issuance of up to 97,194,578 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company (“Authorized Capital 2021/II”).

In principle, the shareholders are to be granted subscription rights. The shares may also be subscribed for by one or more credit institution(s) or one or more enterprise(s) operating pursuant to sections 53(1) sentence 1, 53b(1) sentence 1 or 53b(7) of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer the shares to the shareholders of the Company pursuant to section 186(5) of the German Stock Corporation Act (indirect subscription right).

The shareholders’ subscription rights are excluded for one or more capital increases in the context of the Authorized Capital 2021/II:

•

if the utilization of the Authorized Capital 2021/II occurs in order to issue up to a maximum of 654,369 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2019 of the Company (“VRSUP 2019”) to members of the management board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2019, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units;

•

if the utilization of the Authorized Capital 2021/II occurs in order to issue up to a maximum of 1,850,000 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2020 of the Company (“VRSUP 2020”) to members of the management board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2020, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units; and/or

•

if the utilization of the Authorized Capital 2021/II occurs in order to issue up to a maximum of 9,000,000 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2021 of the Company (“VRSUP 2021”) to members of the management board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2021, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units.

In this case, the pro rata amount of the share capital attributable to the new shares issued may not exceed 10% of the share capital of the Company existing at the time of the adoption of the resolution of the Conditional Capital 2021/III by this Virtual Annual General Meeting. Towards this limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of the management board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles in the context of participation programs ever since the resolution on the Conditional Capital 2021/III was adopted.

Further, the management board shall be authorized to exclude shareholders’ subscription rights with the consent of the supervisory board for one or more capital increases in the context of the Authorized Capital 2021/II,

•	in order to exclude fractional amounts from the subscription right;

•

to the extent necessary to grant holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds”) with conversion or option rights, or conversion or option obligations, and which were or will be issued by the Company or a direct or indirect subsidiary, subscription rights to new no-par value bearer shares of the Company in the amount to which they would be entitled as shareholders after the exercise of the option or conversion rights, or after fulfilment of the conversion or option obligations or to the extent the Company exercises with regard to such Bonds its right to grant, totally or in part, shares of the Company in lieu of payment of the amount due;

•

to issue shares for cash contributions, provided that the issue price of the new shares is not significantly lower than the stock exchange price of the shares of the Company already listed on the stock exchange in the meaning of sections 203(1) and (2), 186(3) sentence 4 of the German Stock Corporation Act and that the proportional amount of the share capital attributable to the new shares issued under the exclusion of subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act does not exceed a total of 10% of the share capital of the Company, whether at the time the Authorized Capital 2021/II comes into effect or – in case such amount is lower – is exercised. Towards the above threshold of 10% of the share capital shall also count the pro-rata amount of the share capital attributable to any shares, (i) that are sold during the term of the Authorized Capital 2021/II on the basis of an authorization to sell treasury shares pursuant to section 71(1) no. 8 sentence 5 second half sentence in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act subject to the exclusion of shareholders’ subscription rights; (ii) that are issued to satisfy Bonds with conversion or option rights, or conversion or option obligations, provided that such Bonds were issued in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act during the term of the Authorized Capital 2021/II subject to the exclusion of the shareholders’ subscription rights; or (iii) that are issued during the term of the Authorized Capital 2021/II on the basis of other authorized capital, provided that such shares are issued subject to the exclusion of the shareholders’ subscription rights pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act or on the basis of other capital measures subject to the exclusion of the shareholders’ subscription rights in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act;

•

to issue shares for contributions in kind, in particular – but not limited thereto – in the context of mergers or for the purpose of (including indirect) acquisitions of companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies, or to satisfy Bonds issued for contributions in kind; or

•	in order to distribute a dividend in kind, in the context of which shares of the Company (also in part or subject to election) may be issued against contribution of dividend claims (scrip dividend).

The management board shall be authorized, with the consent of the supervisory board, to determine any additional content of the rights attached to the shares and the conditions of the share issue; this includes the determination of the profit participation of the new shares, which may, in deviation from section 60(2) of the German Stock Corporation Act, also participate in the profit of completed fiscal years.

The supervisory board shall be authorized to adjust the wording of the Articles of Association accordingly following any utilization of the Authorized Capital 2021/II or upon expiry of the period for the utilization of the Authorized Capital 2021/II.

c)	Amendments to the Articles of Association

Section 4(5) of the Articles of Association is hereby completely restated as follows:

“The Management Board is hereby authorized until 8 June 2026 (inclusive) to increase, once or repeatedly and each time with the consent of the Supervisory Board, the share capital by a total amount of up to EUR 97,194,578.00 (in words: Euro ninety-seven million one hundred ninety-four thousand five hundred seventy-eight) through the issuance of up to 97,194,578 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company (“Authorized Capital 2021/II”).

In principle, the shareholders are to be granted subscription rights. The shares may also be subscribed for by one or more credit institution(s) or one or more enterprise(s) operating pursuant to sections 53(1) sentence 1, 53b(1) sentence 1 or 53b(7) of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer the shares to the shareholders of the Company pursuant to section 186(5) of the German Stock Corporation Act (indirect subscription right).

The shareholders’ subscription rights are excluded for one or more capital increases in the context of the Authorized Capital 2021/II:

•

if the utilization of the Authorized Capital 2021/II occurs in order to issue up to a maximum of 654,369 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2019 of the Company (“VRSUP 2019”) to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2019, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units; and/or

•

if the utilization of the Authorized Capital 2021/II occurs in order to issue up to a maximum of 1,850,000 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2020 of the Company (“VRSUP 2020”) to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2020, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units; and/or

•

if the utilization of the Authorized Capital 2021/II occurs in order to issue up to a maximum of 9,000,000 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2021 of the Company (“VRSUP 2021”) to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2021, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units.

In this case, the pro rata amount of the share capital attributable to the new shares issued may not exceed 10% of the share capital of the Company existing at the time of the adoption of the resolution of the Conditional Capital 2021/III by the Annual General Meeting of 9 June 2021. Towards this limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles in the context of participation programs ever since the resolution on the Conditional Capital 2021/III was adopted.

Further, the Management Board is authorized to exclude shareholders’ subscription rights with the consent of the Supervisory Board for one or more capital increases in the context of the Authorized Capital 2021/II,

•	in order to exclude fractional amounts from the subscription right;

•

to the extent necessary to grant holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds”) with conversion or option rights, or conversion or option obligations, and which were or will be issued by the Company or a direct or indirect subsidiary, subscription rights to new no-par value bearer shares of the Company in the amount to which they would be entitled as shareholders after the exercise of the option or conversion rights, or after fulfilment of the conversion or option obligations or to the extent the Company exercises with regard to such Bonds its right to grant, totally or in part, shares of the Company in lieu of payment of the amount due;

•

to issue shares for cash contributions, provided that the issue price of the new shares is not significantly lower than the stock exchange price of the shares of the Company already listed on the stock exchange in the meaning of sections 203(1) and (2), 186(3) sentence 4 of the German Stock Corporation Act and that the proportional amount of the share capital attributable to the new shares issued under the exclusion of subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act does not exceed a total of 10% of the share capital of the Company, whether at the time the Authorized Capital 2021/II comes into effect or – in case such amount is lower – is exercised. Towards the above threshold of 10% of the share capital shall also count the pro-rata amount of the share capital attributable to any shares, (i) that are sold during the term of the Authorized Capital 2021/II on the basis of an authorization to sell treasury shares pursuant to section 71(1) no. 8 sentence 5 second half sentence in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act subject to the exclusion of shareholders’ subscription rights; (ii) that are issued to satisfy Bonds with conversion or option rights, or conversion or option obligations, provided that such Bonds were issued in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act during the term of the Authorized Capital 2021/II subject to the exclusion of the shareholders’ subscription rights; or (iii) that are issued during the term of the Authorized Capital 2021/II on the basis of other authorized capital, provided that such shares are issued subject to the exclusion of the shareholders’ subscription rights pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act or on the basis of other capital measures subject to the exclusion of the shareholders’ subscription rights in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act;

•

to issue shares for contributions in kind, in particular – but not limited thereto – in the context of mergers or for the purpose of (including indirect) acquisitions of companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies, or to satisfy Bonds issued for contributions in kind; or

•	in order to distribute a dividend in kind, in the context of which shares of the Company (also in part or subject to election) may be issued against contribution of dividend claims (scrip dividend).

The Management Board is authorized, with the consent of the Supervisory Board, to determine any additional content of the rights attached to the shares and the conditions of the share issue; this includes the determination of the profit participation of the new shares, which may, in deviation from section 60(2) of the German Stock Corporation Act, also participate in the profit of completed fiscal years.

The Supervisory Board is authorized to adjust the wording of the Articles of Association accordingly following any utilization of the Authorized Capital 2021/II or upon expiry of the period for the utilization of the Authorized Capital 2021/II.”

d)	Application for registration with the Commercial Register

The management board is instructed to apply for registration of the cancellation of the Authorized Capital 2021/I and the creation of the new Authorized Capital 2021/II, as well as the corresponding amendments of the Articles of Association to be registered with the commercial register of the Company with the proviso that the cancellation of the Authorized Capital 2021/I is registered first, but only if the Authorized Capital 2021/II and the corresponding amendments of the Articles of Association are immediately registered thereafter in the commercial register of the Company.

Subject to the preceding paragraph, the management board is authorized to apply to the commercial register for registration of the Authorized Capital 2021/II and the related amendments to the Articles of Association separately from other resolutions of this Virtual Annual General Meeting.

9.

Resolution on cancelling the existing authorization and granting a new authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility of excluding subscription rights, on cancelling the existing Conditional Capital 2021/I and creating a new Conditional Capital 2021/II, as well as on the corresponding amendments to the Articles of Association

The extraordinary general meeting of the Company’s shareholders of 11 March 2021 authorized the management board, with the approval of the supervisory board, until 10 March 2026 (inclusive), once or several times, to issue bearer or registered convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds 2021”) in the total nominal amount of up to EUR 600,000,000.00 with or without a limited term and to grant the creditors or holders of Bonds 2021, conversion or option rights to shares in the Company with a proportional amount of the share capital of up to EUR 77,236,747.00 in accordance with the more detailed terms of the relevant convertible options or bonds or profit rights or profit bonds. The relevant terms of the Bonds 2021 can also provide for compulsory conversions at the end of the term or at other times, including the obligation to exercise the conversion or option right. The issue of Bonds 2021 can also take place against contributions in kind (“Authorization 2021”).

To settle any Bonds 2021 issued under Authorization 2021 (section 4(4) of the Articles of Association) Conditional Capital 2021/I in an amount of up to EUR 77,236,747.00 was created. Authorization 2021 has not been used and there are no option rights outstanding for shares under the Conditional Capital 2021/I. However, since the creation of Authorization 2021, the Company’s share capital has been increased in connection with the ATM applying the simplified exclusion of subscription rights under section 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) for offerings not significantly below the prevailing market price. Due to this ATM, the simplified exclusion of subscription rights for offerings of Bonds 2021 not significantly below the prevailing market price is no longer available at all absent a new authorization from the general shareholders’ meeting.

In order to enable the Company to continue to react flexibly to market opportunities or financing requirements and to be able to strengthen its cash position at short notice, and to respond quickly and successfully to advantageous offers or other opportunities and to take advantage of opportunities to expand the Company, the Authorization 2021 and the Conditional Capital 2021/I shall be cancelled and be replaced by a new authorization and a new conditional capital

(Conditional Capital 2021/II) which take into account the higher share capital to the extent permitted by the German Stock Corporation Act (Aktiengesetz) and refresh the authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility to exclude subscription rights using the simplified exclusion of subscription rights under section 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) for offerings not significantly below the prevailing market price. The total nominal amount of the authorization and the Bonds 2021 Terms should be continued unchanged under the new authorization, while the new conditional capital should be adjusted to reflect the higher share capital.

The management board and the supervisory board therefore propose to pass the following resolution:

a)	Cancellation of the unused authorization of 11 March 2021 and corresponding cancellation of the Conditional Capital 2021/I

The authorization of the management board to issue convertible bonds, bonds with warrants, profit participation rights and/or participating bonds (or a combination of these instruments) dated 11 March 2021, which was not utilized, shall be cancelled upon entry in the commercial register of the amendments to the Articles of Association proposed under agenda item I.9.d). Furthermore, Conditional Capital 2021/I in an amount of up to EUR 77,236,747.00 under the current section 4(4) of the Articles of Association shall be cancelled in full upon entry of the amendments to the Articles of Association proposed under agenda item I.9.d).

b)	Authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) and to exclude subscription rights

aa)	Nominal amount, period of authorization, number of shares

The management board shall be authorized, with the approval of the supervisory board, through 8 June 2026 (inclusive) to issue, once or several times, bearer or registered convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds”) in the total nominal amount of up to EUR 600,000,000.00 with or without a limited term and to grant the creditors or holders of Bonds conversion or option rights to shares in the Company with a proportional amount of the share capital of up to EUR 89,799,708.00 in accordance with the more detailed terms of the relevant convertible options or bonds or profit rights or profit bonds (together the “Bonds Terms”). The relevant Bonds Terms may provide for compulsory conversions at the end of the term or at other times, including the obligation to exercise the conversion or option right. Bonds may be issued against contributions in cash and/or in kind.

Bonds may be issued in Euro or – subject to limitation to corresponding Euro value – in the statutory currency of an OECD country. Bonds may be issued by the Company, dependent companies and by companies in which the Company owns a majority interest either directly or indirectly. If Bonds are not issued by the Company itself, the management board is authorized for the issuing dependent or majority-held company to guarantee the Bonds and to grant to creditors of these Bonds conversion or option rights for shares of the Company. In the case of Bonds issuance, they may be or will typically be divided into partial bonds with equal rights.

bb)	Grant of subscription rights, exclusion of subscription rights

In principle, shareholders shall be granted subscription rights to Bonds. Hereto, in accordance with section 186(5) AktG, Bonds may be taken up by one or more credit institution(s) or one or several enterprise(s) operating pursuant to section 53(1) sentence 1 or section 53b(1) sentence 1 or 53b(7) of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer them to the Company’s shareholders (indirect subscription right). The management board is, however, with the approval of the supervisory board, authorized to exclude shareholders’ subscription rights to Bonds:

(1)	in order to exclude fractional amounts from the subscription right;

(2)

to the extent necessary to grant holders of Bonds, which were or will be issued by the Company or by a dependent company or by a direct or indirect majority-held company, subscription rights to Bonds in an amount these bondholders would be entitled to (as shareholders) had they exercised the option or conversion rights or fulfilled the conversion or option obligations;

(3)

if Bonds with conversion or option rights or conversion or option obligations have been issued for cash and the issue price is not significantly below the theoretical value of the partial bonds calculated by recognized financial mathematical methods in the meaning of sections 221(4) sentence 2, 186(3) sentence 4 AktG. This authorization to exclude subscription rights only applies to Bonds with the right to a number of shares which do not exceed a total of 10% of the share capital either at the time this authorization becomes effective or when it is exercised. Towards this 10% threshold (of the share capital) shall count the pro-rata amount of the share capital attributable to any shares, (i) that are sold during the term of this authorization without shareholders’ subscription rights based on an authorization to sell treasury shares pursuant to section 71(1) no. 8 sentence 5 second half-sentence in conjunction with section 186(3) sentence 4 AktG; or (ii) that are issued during the term of this authorization from authorized capital without shareholders’ subscription rights pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 AktG or using other capital measures without shareholders’ subscription rights in analogous application of section 186(3) sentence 4 AktG; or

(4)

if Bonds are issued against contributions in kind to the extent that the value of the contribution in kind is in reasonable relation to the market value of the Bonds to be ascertained according to the above referenced letter a) bb) (3).

If profit rights or profit bonds are issued without conversion or option rights or conversion or option obligations, the management board, with the approval of the supervisory board, is also authorized to exclude shareholders’ subscription rights as a whole if these profit rights or profit bonds are subject to similar obligations, i.e. do not establish a membership right in the Company, do not grant any participation in the liquidation proceeds and the amount of interest is not calculated on the basis of the amount of the annual surplus, the profit according to the balance sheet or the dividends. In this case, the interest and the issue amount of the profit rights or profit bonds must correspond to the actual market conditions for a comparable acquisition of funds at the time of issue.

cc)	Conversion and option rights

If Bonds are issued with conversion rights, creditors may convert their Bonds in accordance with the Bonds Terms into shares of the Company. The conversion rate is set by dividing the nominal amount of a partial bond by the determined conversion price for one share of the Company. The conversion rate can also be set by the division of the issue price, which is below the nominal value of a partial bond, by the determined conversion price for one share of the Company. The conversion rate can be rounded up or down to a whole number. In addition, a premium payable in cash can be determined. In addition, it may be provided that fractions shall be combined and/or compensated in cash. The Bonds Terms may also provide for a variable conversion rate. The proportionate amount of the share capital of the shares referred to each partial bond may not exceed the nominal amount of the individual partial bond.

If options are issued, each partial bond will be accompanied by one or more option certificates entitling the holder, in accordance with the Bonds Terms to be determined by the management board, to acquire shares in the Company. The Bonds Terms can provide that the option price can be paid in whole or in part also by the allotment of partial bonds. The subscription ratio is set by dividing the nominal amount of a partial bond by the option price for one share of the Company. The subscription ratio can also be set by the division of the issue price, which is below the nominal value of a partial bond, by the determined option price for one share in the Company. The subscription ratio can be rounded up or down to a whole number. In addition, a premium payable in cash can be determined. In addition, it may be provided that fractions shall be combined and/or compensated in cash. The Bonds Terms may also provide for a variable subscription ratio. The proportionate amount of the share capital of the shares referred to each partial bond may not exceed the nominal amount of the individual partial bond.

dd)	Conversion and option obligations

The Bonds Terms may set forth a conversion or option obligation at the end of the term or at another time (in each case “Final Maturity”) or the Company’s right to grant to the holder of the Bonds upon Final Maturity shares in the Company in whole or in part, instead of payment of the amount due. In these cases, the conversion or option price for a share can correspond to the average volume-weighted closing price of (i) the Company’s shares in Xetra trading (or a corresponding successor system) on the Frankfurt stock exchange or, (ii) insofar the shares are not admitted to Xetra trading, American Depository Shares of the Company representing an equivalent ownership interest in such shares of the Company (“ADS”) that are admit- ted to trading on the New York Stock Exchange (“NYSE”), whereby such price per ADS is to be multiplied with the number of ADS representing one share, during the ten (10) successive stock exchange trading days before or after the day of Final Maturity even if this is below the minimum price referenced under I.9.b)ee) below.

The pro rata amount of the share capital attributable to the shares to be issued upon Final Maturity of the partial bonds may not exceed the nominal amount of the individual partial bond. Section 9(1) in conjunction with section 199(2) AktG are to be observed.

ee)	Conversion or option price

The conversion or option price for one share to be set in each case must – with the exception of cases in which an option or conversion obligation is provided – be either at least 80% of

(1)

the average volume-weighted closing price of (a) the Company’s shares in Xetra trading (or a corresponding successor system) or, (b) insofar as the shares are not admitted to Xetra trading, the Company’s ADS on the NYSE, whereby such price per ADS is to be multiplied with the number of ADS representing one share, of the ten (10) stock exchange trading days prior to the day of the final decision of the management board regarding the placement of the Bonds or the acceptance or allotment by the Company in a placement of Bonds, or – in the event of the grant of a subscription right – at least 80% of

(2)

the average volume-weighted closing price of (a) the Company’s shares in Xetra trading (or a corresponding successor system) or, (b) insofar as the shares are not admitted to Xetra trading, the Company’s ADS on the NYSE, whereby such price per ADS is to be multiplied with the number of ADS representing one share, during

i.

the days on which the subscription rights are traded on the Frankfurt stock exchange or the NYSE, respectively, with the exception of the two last stock exchange trading days of subscription rights trading; or

ii.	the days from the beginning of the subscription period until the time of the final determination of the subscription price.

Sections 9(1) and 199 AktG remain unaffected.

If Bonds are linked to conversion or option rights or obligations, the conversion or option price, notwithstanding section 9(1) AktG, may be reduced based on a dilution protection clause according to the more detailed provisions of the Bonds Terms if the Company, during the conversion or option period, increases the share capital granting subscription rights to its shareholders or if the Company issues further

Bonds or grants or guarantees other option rights and the holders of Bonds with conversion or option rights or obligations are not granted subscription rights to the extent to which they would be entitled after an exercise of the conversion or option right or fulfilment of the conversion or option obligation. The option or conversion price may also be reduced according to the more detailed provisions of the Bonds Terms through a cash payment upon the exercise of the option or conversion right or the fulfilment of the conversion or option obligations. The Bonds Terms may also provide for a value-preserving adjustment of the conversion or option price for other measures which could lead to a dilution of the value of the conversion or option rights (e.g., even in case of payment of a dividend). In addition, the Company may grant a reasonable compensation payment for an early exercise of the option or conversion right. In any event, the pro-rata amount of the share capital attributable to the shares to be drawn for each partial bond may not exceed the nominal amount of the relevant partial bond.

ff)	Other possible constructions

The Bonds Terms may provide in each case that if conversion rights or options are exercised or conversion or option obligations are fulfilled, the Company may also grant treasury shares, shares from the Company’s authorized capital or other consideration. In addition, it may be stipulated that the Company, in the event of exercise of conversion or options or fulfilment of the option and conversion obligations, grants to the holders of Bonds the value of the Bonds in cash or shares of another exchange-listed company instead of shares in the Company.

The Bonds Terms may set forth that if conversion rights or options are exercised or conversion or option obligations are fulfilled, the issuance of shares may be effected by way of delivering the number of shares to be issued to the depositary of the Company with the instruction to deliver to the holder or creditor of Bonds ADS of the Company which are to be included in the book entry transfer system managed by The Depository Trust Company and to be credited to the securities account of the holder or creditor of the Bonds.

The Bonds Terms may also provide that the number of shares to be subscribed upon execution of conversion or option rights or fulfilment of conversion or option obligations, is variable and/or the conversion or option price may be changed within a range to be determined by the management board depending on the development of the share / ADS price or as a result of dilution protection provisions during the term.

gg)	Authorization to determine further conditions

The management board is authorized, in agreement with the board members of the dependent or directly or indirectly majority-owned company issuing Bonds if applicable, to determine further details of the issuance and rights under the Bonds, in particular interest rate, issue price, term and units, conversion or option price and conversion or option period.

c)	Creation of a Conditional Capital 2021/II

The share capital of the Company will be conditionally increased by up to EUR 89,799,708.00 (spelled out: Euro eighty-nine million seven hundred ninety-nine thousand seven hundred eight) by issuing up to 89,799,708 no-par value bearer shares (“Conditional Capital 2021/II”).

The purpose of Conditional Capital 2021/II is to grant shares to holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (together “Bonds”) issued on the basis of the authorization proposed under I.9.b) above upon the exercise of conversion or option rights or the fulfilment of conversion or option obligations.

The new shares are issued based on the conversion or option price to be determined in accordance with the authorization proposed under I.9.b) above. The conditional capital increase will only be implemented to the extent that the holders or creditors of the Bonds, which are issued or guaranteed by the Company, dependent companies or by companies in which the Company owns a majority interest either directly or indirectly by 8 June 2026 based on the authorization proposed under I.9.b) above, exercise any conversion or option right or fulfill any conversion or option obligation under the Bonds, or to the extent the Company grants shares in the Company instead of paying the amount due as well as to the extent the conversion or option rights or the conversion or option obligations are not serviced by treasury shares but rather by shares from authorized capital or other consideration.

The new shares shall have the right to participate in any profits from the beginning of the financial year in which they are created and for all subsequent financial years.

The management board shall be authorized to determine the further details of the implementation of the conditional capital increase.

The supervisory board shall be authorized to amend the Articles of Association accordingly after any utilization of the Conditional Capital 2021/II and upon expiration of all option or conversion periods.

d)	Amendments to the Articles of Association

Section 4(4) of the Articles of Association is hereby completely restated as follows:

“The share capital of the Company is conditionally increased by up to EUR 89,799,708.00 (spelled out: Euro eighty-nine million seven hundred ninety-nine thousand seven hundred eight) by issuing up to 89,799,708 no-par value bearer shares (“Conditional Capital 2021/II”).

The purpose of Conditional Capital 2021/II is to grant shares to holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (together “Bonds”) issued on the basis of the authorization granted by the Annual General Meeting of 9 June 2021 upon the exercise of conversion or option rights or the fulfilment of conversion or option obligations.

The new shares are issued based on the conversion or option price to be determined in accordance with the authorization granted by the Annual General Meeting of 9 June 2021. The conditional capital increase will only be implemented to the extent that the holders or creditors of the Bonds, which are issued or guaranteed by the Company, dependent companies or by companies in which the Company owns a majority interest either directly or indirectly by 8 June 2026 (inclusive) based on the authorization granted by the Annual General Meeting of 9 June 2021, exercise any conversion or option right or fulfill any conversion or option obligation under the Bonds, or to the extent the Company grants shares in the Company instead of paying the amount due as well as to the extent the conversion or option rights or the conversion or option obligations are not serviced by treasury shares but rather by shares from authorized capital or other consideration.

The new shares have the right to participate in any profits from the beginning of the financial year in which they are created and for all subsequent financial years.

The Management Board is authorized to determine the further details of the implementation of the conditional capital increase.

The Supervisory Board is authorized to amend the Articles of Association accordingly after any utilization of the Conditional Capital 2021/II and upon expiration of all option or conversion periods.”

e)	Application for entry in the Commercial Register

The management board and the chairman of the supervisory board are instructed to register with the commercial register the cancellation of Conditional Capital 2021/I (I.9.a) above), the creation of Conditional Capital 2021/II (I.9.c) above) and the resulting amendment to the Articles of Association (I.9.d) above), provided that the cancellation of Conditional Capital 2021/I shall be entered first, but only if immediately afterwards Conditional Capital 2021/II will be entered in the commercial register.

Subject to the preceding paragraph, the management board and the chairman of the supervisory board are authorized to apply to the commercial register for the registration of Conditional Capital 2021/II and the related amendments to the Articles of Association separately from other resolutions of this Virtual Annual General Meeting.

10.

Resolution on the authorization to issue stock options to members of the management board and employees of the Company and members of the management and employees of companies affiliated with the Company (Stock Option Program 2021) and the creation of a new Conditional Capital 2021/III to settle stock options under the Stock Option Program 2021, as well as the corresponding amendments to section 4(3) of the Articles of Association

The participation of management and selected employees in the long-term economic risks and opportunities of the relevant business operation is an important component of an internationally competitive remuneration system. For this purpose, the Company intends to implement a new stock option program to grant subscription rights for shares in the Company to members of the management board of the Company and selected employees of the Company as well as to members of the management and selected employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act (the “Affiliated Companies”).

In the context of the new requirements for a remuneration system under the revised German Stock Corporation Act, the management board and the supervisory board of the Company undertook a comparison of remuneration models of similar companies. The boards analyzed and, on the basis of the recommendation of external remuneration consultants, revised the existing remuneration model for executives. Among other things, they adopted the new VRSUP 2021 and the new SOP 2021, the main terms of which are described under a) below, in order to be able to continue to grant variable compensation elements to the Participants. VRSUP 2021 and SOP 2021 do not affect the 2,541,457 VRSUs and 3,844,711 SOPs already granted but not yet settled under the existing programs, and VRSUP 2020 as well as SOP 2020 remain open for further issuances within the limits of the remaining authorization.

In order to settle exercised stock options under the new SOP 2021, a new conditional capital (Conditional Capital 2021/III) shall be created in an amount of up to EUR 3,400,000.00.

The management board and supervisory board therefore propose to pass the following resolution:

a)	Authorization to grant subscription rights for shares of the Company

The management board and, with respect to the grant of subscription rights to members of the management board of the Company, the supervisory board are hereby authorized until and including 31 December 2025 (the “Authorization Period”), to grant up to a total number of 3,400,000 subscription rights (each a “Stock Option” and together the “Stock Options”) for up to 3,400,000 ordinary bearer shares with no-par value (auf den Inhaber lautende Stammstückaktien) of the Company with a pro-rata amount in the share capital of the Company of EUR 1.00 per share (each a “Share” and together the “Shares”) to members of the management board of the Company and selected employees of the Company as well as to members of the management and selected employees of Affiliated Companies in accordance with the following provisions for a stock option program 2021 of the Company (the “SOP 2021”).

The parameters for the grant of Stock Options are determined as follows:

aa)	Entitled persons and allocation of subscription rights

Up to 3,400,000 Stock Options may be granted to the following beneficiaries, in each case up to the amount indicated:

(1)	Up to 2,400,000 Stock Options to members of the management board of the Company (Group 1);

(2)	No Stock Options to selected employees of the Company (Group 2);

(3)	No Stock Options to members of the management of Affiliated Companies (Group 3); and

(4)	Up to 1,000,000 Stock Options to selected employees of Affiliated Companies (Group 4).

The management board of the Company and – with respect to members of the management board of the Company – the supervisory board determines in its sole discretion the persons (each a “Participant” and together the “Participants”) and the number of Stock Options to be granted.

Participants that belong to several of the groups of persons mentioned above shall be granted Stock Options only with respect to their belonging to one of the groups of persons and only from the number of Stock Options allocated to the respective group of persons. The management board of the Company and – with respect to the grant of Stock Options to members of the management board of the Company – the supervisory board decides in its sole discretion on the assignment to a group of persons.

The Participants must, at the time of the grant of the Stock Options, be in a continuing and unterminated (ungekündigt) employment or service relationship with the Company or an Affiliated Company.

To the extent that granted Stock Options are forfeited during the Authorization Period, an equivalent number of Stock Options may be granted to entitled persons of the same group of persons again.

bb)	Grant periods

The Stock Options may be granted to the Participants in each case on the basis of a separate grant agreement (Zuteilungsvereinbarung) in one or more tranches, after the registration of the Conditional Capital 2021/III pursuant to I.10.b) below in the commercial register and within eight weeks after the publication by the Company of a quarterly financial report, half year financial report or press release announcing the annual financial results outside a black-out period under the Company’s insider trading policy, and no later than 31 December 2025.

Participants who enter into a service or employment agreement with the Company or an Affiliated Company for the first time may, at the time of signing of the service or employment agreement, be promised a grant of Stock Options during a grant period subsequent to the date of signing such agreement.

cc)	Content of the Stock Options

Each Stock Option entitles the holder to acquire one Share in the Company against payment of the exercise price as determined under I.10.a)ee) below. Claims under the Stock Options may be fulfilled, in the Company’s discretion, by delivery of the relevant number of Shares in relation to the exercised Stock Options, created from the conditional capital pursuant to I.10.b) below or by delivery of treasury shares held by the Company or by a combination of both, to the Participant and/or by settlement in cash.

dd)	Vesting

The Stock Options will vest in accordance with a vesting schedule determined by the management board of the Company with the prior approval of the compensation committee of the supervisory board, if any, or the supervisory board, or – with respect to the grant of Stock Options to members of the management board of the Company – by the supervisory board. The vesting schedule shall be determined subject to the following minimum conditions:

(i)

For every tranche, the vesting schedule shall provide for a cliff of two years after the date on which the grant agreement is signed or a later date specified as effective date in the grant agreement (“Grant Date”). Two-thirds of the granted Stock Options shall vest after the expiry of the mentioned cliff; and

(ii)	All remaining Stock Options of a tranche shall vest after a time period of three years.

Subject to the minimum conditions and with the prior approval of the compensation committee of the supervisory board, if any, or the supervisory board, the management board shall determine relevant criteria for the vesting schedule and may, inter alia, determine certain operational or other performance criteria (e.g., certain relevant benchmarks such as growth, profitability and/or KPI targets) or time criteria for such vesting schedule and will also take into account the overall pool of Stock Options remaining available. The management board shall decide – in its sole discretion – on each specific grant of Stock Options to Participants within the limits set by the prior approval of the compensation committee of the supervisory board or the supervisory board (as applicable) – always subject to the minimum conditions. With respect to the grant of Stock Options to members of the management board of the Company, the supervisory board shall – in its sole discretion – determine such vesting schedule for each grant of Stock Options to Participants subject to the minimum conditions.

ee)	Exercise price (issue price) and performance target

The exercise price at which one Share may be issued upon exercise of one Stock Option is determined based on the average market price of the Company’s shares as represented by ADSs of the 30 consecutive trading days prior to the grant. However, the Exercise Price may not be lower than EUR 1.00.

The exercise of Stock Options in each case is subject to the condition that the following performance target (a “Minimum Performance Target”) is achieved:

The Compound Annual Growth Rate (CAGR) of the Gross Merchandise Volume (GMV) of Jumia Group, measured over a period of four fiscal years, commencing on the first day in the fiscal year in which the Grant Date occurs, shall reach at least 15%.

“Jumia Group” means the Company and any company included in the consolidated financial statements (Konzernabschluss) of the Company at the relevant point in time.

For each grant of Stock Options to Participants, one or more additional performance targets (e.g., certain relevant benchmarks such as growth, profitability and/or KPI targets) (the “Additional Performance Targets”; each of the Minimum Performance Target and any Additional Performance Targets, a “Performance Target”) may be determined in addition by the management board of the Company with the prior approval of the compensation committee of the supervisory board, if any, or the supervisory board, or – with respect to the grant of Stock Options to members of the management board of the Company – by the supervisory board.

If a Performance Target is not achieved by the end of the waiting period for initial exercise, all Stock Options granted shall forfeit completely without any further consideration.

ff)	Waiting period for initial exercise, exercise periods and black-out periods

The waiting period for the date on which the Stock Options may initially be exercised is four years commencing on the Grant Date of the respective Stock Options (the “Waiting Period”).

After the expiry of the Waiting Period, all Stock Options vested in accordance with the relevant vesting schedule (pursuant to I.10.a)dd) above) may be exercised within eight weeks after the publication by the Company of its most recent quarterly or half year report or press release announcing the Company’s annual financial results (with the exception of any black-out periods) until the expiry of the Stock Options (pursuant to I.10.a)gg) below), if the performance target(s) for these Stock Options pursuant to I.10.a)ee) above has/have been achieved and the further exercise requirements have been met.

In addition, any restrictions under applicable legal provisions, in particular, regarding the prohibition of insider trading, are to be observed.

The management board of the Company, and – with respect to the grant of Stock Options to members of the management board of the Company – the supervisory board, may establish in their sole discretion black-out periods in order to minimize the potential for prohibited insider trading.

gg)	Expiry of Stock Options

All unexercised Stock Options will expire without compensation two years following the expiration of the Waiting Period.

hh)	Transferability of Stock Options

Except for the transfer (i) by will or applicable laws of descent upon the death of the relevant Participant or (ii) with the prior written consent by the management board and with respect to members of the management board by the supervisory board, neither the Stock Options nor the rights of any Participant under any Stock Option or under the SOP 2021 are assignable or otherwise transferable.

ii)	Adjustment in case of specific capital and other structural measures

The management board and – with respect to the grant of Stock Options to members of the management board of the Company – the supervisory board are authorized to establish financial equality for the Participants in order to prevent a dilution or enlargement of the benefits or potential benefits intended to be made available under the outstanding Stock Options in the following cases:

(1)	a capital increase from Company funds by the issuance of new shares (Kapitalerhöhung aus Gesellschaftsmitteln);

(2)	a reduction in the number of Shares by merging Shares without capital reduction (reverse share split) or an increase in the number of Shares without a simultaneous capital increase (share split);

(3)	a capital reduction with a change in the total number of shares issued by the Company; or

(4)	any other measure having an effect similar to any of the foregoing capital or structural measures.

The financial equality shall preferably be established by adjusting the number of Stock Options.

In case of an adjustment, fractions of shares will not be granted upon the exercise of Stock Options, nor will they be compensated by a payment in cash.

jj)	Further Provisions

The management board and – with respect to the grant of Stock Options to members of the management board of the Company – the supervisory board are authorized to determine the further details regarding the issuance of shares from the Conditional Capital 2021/III pursuant to I.10.b) below and the additional conditions of the SOP 2021, in particular, the program terms for the Participants. The further details include in particular, but not exclusively, further provisions on the vesting of Stock Options, the procedure for the grant of Stock Options to the individual Participants and the exercise of the Stock Options, provisions in relation to the forfeiture of subscription rights in the event the employment or service agreement of the Participant is terminated, provisions to cancel the vested Stock Options against payment in cash in case of a change of control, provisions on taxes and costs, on the limitation of liability of the Company and provisions allowing for the pay-out from exercising Stock Options to be adequately limited in cases of extraordinary developments as well as further procedural rules.

b)	Creation of a Conditional Capital 2021/III

The share capital of the Company will be conditionally increased by up to EUR 3,400,000.00 (in words: Euro three million four hundred thousand) through the issuance of up to 3,400,000 new no-par value ordinary bearer shares (“Conditional Capital 2021/III”). The Conditional Capital 2021/III may only be used to issue shares of the Company to fulfil the subscription rights for shares in the Company that have been or will be granted to members of the management board of the Company and employees of the Company as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act in the form of stock options in accordance with the authorization of this Virtual Annual General Meeting. The conditional capital increase will only be implemented to the extent that stock options have been or will be granted in accordance with the authorization of this Virtual Annual General Meeting as proposed in I.10.a) above, the holders of the stock options exercise their rights and the Company does not deliver treasury shares to satisfy the stock options, whereas the supervisory board shall be exclusively competent regarding the granting and settlement of stock options to the members of the management board. The new no-par value bearer shares shall participate in the profits from the beginning of the most recent financial year for which, at the time of the issuance, the annual general meeting of shareholders has not yet resolved on the appropriation of any profit. The pro-rata amount of the share capital attributable to the new shares issued may not exceed 10% of the share capital of the Company existing at the time of the adoption of the resolution on the creation of the Conditional Capital 2021/III by this Virtual Annual General Meeting. Towards this limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of the management board of the Company and employees of the Company as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles in the context of participation programs ever since the resolution on the Conditional Capital 2021/III was adopted. The supervisory board is authorized to amend the wording of the Articles of Association accordingly after any utilization of the Conditional Capital 2021/III or upon the expiry of all exercise periods.

c)	Amendment to the Articles of Association

The following new section 4(7) shall be added at the end of section 4 of the Articles of Association:

“The share capital of the Company is conditionally increased by up to EUR 3,400,000.00 (in words: Euro three million four hundred thousand) through the issuance of up to 3,400,000 new no-par value ordinary bearer shares (“Conditional Capital 2021/III”). The Conditional Capital 2021/III may only be used to issue shares of the Company to fulfil the subscription rights for shares in the Company that have been or will be granted to members of the Management Board of the Company and employees of the Company as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act in the form of stock options in accordance with the authorization of the Annual General Meeting of 9 June 2021. The conditional capital increase will only be implemented to the extent that stock options have been or will be granted in accordance with the authorization of the Annual General Meeting of 9 June 2021, the holders of the stock options exercise their rights and the Company does not deliver treasury shares to satisfy the stock options, whereas the Supervisory Board shall be exclusively competent regarding the granting and settlement of stock options to the members of the Management Board. The new no-par value bearer shares shall participate in the profits from the beginning of the most recent financial year for which, at the time of the issuance, the Annual General Meeting has not yet resolved on the appropriation of any profit. The pro-rata amount of the share capital attributable to the new shares issued may not exceed 10% of the share capital of the Company existing at the time of the adoption of the resolution on the creation of the Conditional Capital 2021/III by the Annual General Meeting of 9 June 2021. Towards this limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of the Management Board of the Company and employees of the Company as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles in the context of participation programs ever since the resolution on the Conditional Capital 2021/III was adopted. The Supervisory Board is authorized to amend the wording of the Articles of Association accordingly after any utilization of the Conditional Capital 2021/III or upon the expiry of all exercise periods.”

d)	Application for registration with the Commercial Register

The management board and the chairman of the supervisory board are instructed to apply for registration of the creation of the new Conditional Capital 2021/III as well as the corresponding amendment of the Articles of Association to be registered with the commercial register of the Company.

The management board and the chairman of the supervisory board are authorized to apply to the commercial register for the registration of the Conditional Capital 2021/III separately from other resolutions of this Virtual Annual General Meeting.

II.

Further information on the remuneration system of the members of the management board (agenda item 5), the supervisory board candidate proposed for election (agenda item 7) and reports by the management board

1.	Remuneration system for the members of the management board (agenda item 5)

a)	Principles of the Management Board remuneration system

Jumia Technologies AG (“Jumia”) aims at improving the quality of everyday life in Africa by leveraging technology to deliver innovative, convenient and affordable online services to consumers, while helping businesses grow as they use the platform to reach and serve consumers.

The remuneration system for the Management Board is set in a way that promotes the corporate strategy and the company’s long-term development. Jumia follows a clear strategy of growth, which for example includes the goal to gain a leadership position across markets, to increase the number of sellers on its platform and to build for the long term. All elements of Jumia’s growth strategy contribute to the company’s value and hence will be reflected in the share price. Therefore, variable remuneration components are share-based. The company believes that this aligns interests of management and investors and sends a strong signal to Jumia’s investors that their interests are taken seriously in both daily and strategic decisions.

In order to further strengthen the pursuit of Jumia’s goal to grow and expand innovative, convenient and affordable online services, Jumia places a strong focus on sustainable and long-term performance. The Management Board remuneration addresses the company’s Gross Merchandise Volume, which corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. Raising the Gross Merchandise Volume implies the increased usage of Jumia’s marketplace and is an indicator for Jumia’s growth. Although growth is a core objective, Jumia places high value on sustainability. Sustainable growth of Jumia considers all related facets, namely environmental, social and governance (ESG) related issues which are addressed in the remuneration system as well.

By implementing strategic objectives in the remuneration system using specific targets and the direct link to share price development, a strong relation to performance-based remuneration (pay for performance) is achieved.

Besides internal objectives and investors’ interests the design of the remuneration system complies with the requirements of the German Stock Corporation Act (Aktiengesetz (“AktG”)) and also takes the principles, recommendations and suggestions of the German Corporate Governance Code (Deutscher Corporate Governance Kodex (“GCGC”)) in its version as of 16 December 2019 into account. Jumia’s Compensation Committee is explicitly commissioned to assist the Supervisory Board in the oversight of regulatory compliance with respect to remuneration matters, including monitoring compliance with the relevant provisions of GCGC.

In a nutshell, the design of the remuneration system is oriented towards the following principles:

b)	Procedure for establishing, implementing and reviewing the remuneration system

Pursuant to section 87(1) sentence 1 AktG, the Supervisory Board is responsible for determining, implementing and reviewing the remuneration system for the Management Board and in doing so is advised by the Compensation Committee. The Compensation Committee is responsible for all aspects of remuneration and employment terms for the Management Board, and in this regard makes recommendations to and prepares decisions by the Supervisory Board. Subsequent to the Supervisory Board’s decision, the remuneration system is presented to the Annual General Meeting for approval. In case the remuneration system is not approved, a revised remuneration system will be submitted at the next ordinary Annual General Meeting. The remuneration system is being submitted to the Annual General Meeting for the first time in 2021.

The Supervisory Board assisted by the Compensation Committee regularly reviews the remuneration system. Pursuant to section 120a(1) sentence 1 AktG, the remuneration system will be resubmitted to the Annual Shareholders Meeting for re-approval each time a material change is made, and, at the latest every four years. The Supervisory Board and the Compensation Committee may involve external compensation consultants in the review and design of the remuneration system for the Management Board, providing their independence is ensured.

The remuneration system will be valid for all new Management Board members. For the current Management Board members, active contracts remain in place until the end of the current term, but are amended to include malus and clawback clauses, share ownership guidelines, severance payments and change of control to reflect the described remuneration system.

Procedure of determining remuneration

The Supervisory Board determines the individual total remuneration of the Management Board members based on the applicable remuneration system. Criteria for the appropriateness of the remuneration include the duties of the individual Management Board member, his personal performance, the economic situation, the success and future prospects of Jumia, as well as the customary nature of the remuneration, taking into account the competitive environment and the remuneration structure otherwise applicable in Jumia. To assess the appropriateness of total remuneration of the members of the Management Board compared to other companies, the Supervisory Board uses a suitable individual peer group consisting of German companies in e-commerce, retail and tech with start-up character. In addition to the external benchmark, the Supervisory Board takes into account the relation between Management Board remuneration and the remuneration of senior managers and the workforce as a whole and how these relations have developed over time.

c)	Measures to avoid and manage conflicts of interest

Lacking independence and conflicts of interests of Supervisory Board members and especially members of the Compensation Committee might compromise independent processes and decisions regarding Management Board remuneration. To avoid conflicts of interest, the rules of procedure for the Supervisory Board provide that the Supervisory Board as a whole shall include what it considers to be a sufficient number of independent members. Furthermore, the members of the Supervisory Board and the Compensation Committee are required to disclose immediately to the Supervisory Board any conflicts of interest they may have. In such cases, the Supervisory Board takes appropriate measures to take account of the conflict of interest.

d)	Components and structure of the remuneration system

The remuneration system for the Management Board provides for both, non-performance-based (fixed) and performance-based (variable) remuneration components. The fixed remuneration includes the base salary and fringe benefits, while the variable remuneration is composed of Virtual Restricted Stock Units (“VRSUs”) granted pursuant to the Virtual Restricted Stock Unit Program 2021 (the “VRSUP 2021”) or equivalent program in later years and Stock Options granted pursuant to the Stock Option Program 2021 (the “SOP 2021”) or equivalent program in later years.

The remuneration system for members of the Management Board is summarized below:

Total target remuneration is calculated as the sum of base salary, fringe benefits as well as grants made under the VRSUP 2021 and the SOP 2021 (or equivalent program in later years). Total target remuneration is structured as follows: fixed remuneration including base salary and fringe benefits amounts to between 5% and 10% of total target remuneration. Variable remuneration as defined above amounts between 90% and 95% of total target remuneration, consisting of 20% to 45% VRSUs and 50% to 75% Stock Options. The remuneration structure reflects the strong pay-for-performance approach by the high proportion of variable remuneration. In addition, a focus on the long-term development of Jumia is ensured by weighting the long-term incentive (Stock Options) higher than the short-term incentive (VRSUs).

The remuneration structure is summarized below:

e)	Maximum remuneration

In accordance with section 87a(1) sentence 2 no. 1 AktG, the maximum remuneration includes all remuneration components. The maximum remuneration for a Management Board member for one fiscal year is set at EUR 15 million. The maximum remuneration limits the total payments of all remuneration components resulting from one fiscal year. If the sum of the payments from a fiscal year exceeds this predefined maximum remuneration, the last remuneration component to be paid out (generally the Stock Options) is reduced accordingly.

f)	Fixed remuneration

aa)	Base salary

Jumia pays the member of the Management Board a fixed annual remuneration in twelve equal monthly installments.

bb)	Fringe benefits

Fringe benefits primarily include contributions to market-standard insurances: health and nursing care insurance for the Management Board member and his/her family, accident insurance for invalidity and death with an appropriate amount.

Besides contributions to insurance, the Company reimburses the Management Board member expenses incurred in the course of the due performance of the Management Board member for the company and grants an education allowance for eligible dependent children.

In addition, Jumia may also provide compensation for taxes related to equity compensation due in a foreign country compared to domestic country to the extent such taxes exceed 25% of the relevant income, and subject to a cap of EUR 40 million (tax equalization). The amount is also included in the maximum compensation.

g)	Variable remuneration

The variable remuneration comprises VRSUs and Stock Options.

Both plans address Jumia’s clear strategy of growth, which aims at gaining a leadership position across markets, to increase the number of sellers and to build for the long term. Therefore, the compound annual growth rate of Gross Merchandise Volume (GMV CAGR) is implemented as a performance target. Additionally both, VRSUs and Stock Options, are based on Jumia’s share price development. This reflects the capital market performance of the company, which is significantly influenced by the growth strategy, and is a strong signal to our shareholders. The application of two central indicators of corporate development, GMV and share price development, as key value drivers of both variable remuneration components underlines the strong pay for performance approach in the management board remuneration at Jumia.

Jumia also places high value on sustainability. Sustainable growth of Jumia addresses all facets of sustainability, namely environmental, social and governance (ESG) related issues.

aa)	Virtual Restricted Stock Unit Program 2021 (VRSUP 2021)

Jumia’s priority on topline growth is reflected in the VRSUP 2021, which incentivize yearly growth of Gross Merchandise Volume (GMV CAGR) and share price development.

(1)	Functionality of VRSUs

The VRSUs have a performance period equal to the vesting period. The number of VRSUs granted is determined by dividing the individual target amount by the estimated fair value of one VRSU at the time of the grant.

The payout of the VRSUs depends on the GMV CAGR and the share price development. Sustainability related targets (ESG target) can also be considered.

50% of granted VRSUs vest after one year, 50% after two years. The VRSUs can be paid in cash or in shares.

(2)	Performance target: Gross Merchandise Volume (GMV CAGR)

The performance target to be met is defined as the compound annual growth rate of Gross Merchandise Volume (GMV CAGR) over the vesting period. GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. GMV CAGR is a useful indicator for the usage of Jumia’s platform. Hence, referring to its average yearly growth over the vesting period is a good indicator for the operative success of Jumia’s growth strategy. To emphasize this, the VRSUs focus on operational and medium-term effects. At the beginning of the performance period, the Supervisory Board sets an ambitious target value. Target achievement can range between 0% and 100%. The Supervisory Board may consider FX adjustment and assess GMV growth currency neutral.

(3)	Performance target: ESG target

Prior to each fiscal year, the Supervisory Board can define relevant quantifiable sustainability criteria addressing environmental, social and governance related issues. A criteria catalogue serves as orientation and basis for the derivation of specific ESG criteria for the grant of VRSUs in each fiscal year.

When ESG-targets are applied, the Supervisory Board defines the overall weighting of the ESG-targets and sets a target value for each ESG criterion at the beginning of the performance period. To determine target achievement, the actual value achieved at the end of the performance period is compared with the target value. An equally weighted average is calculated over the target achievements of all selected ESG criteria to determine the target achievement for the ESG target. ESG target achievement can range between 0% and 100%.

Detailed information on GMV CAGR and ESG targets regarding their weighting, the respective target values and target achievement will be published ex post in the remuneration report for the respective fiscal year.

bb)	Stock Option Program 2021 (SOP 2021)

Jumia follows a clear growth strategy with the main objective to expand and stabilize its business. A key factor is the usage of its platform, which is indicated by the Gross Merchandise Value. This growth objective is implemented as a performance target in the SOP 2021, to support the implementation of Jumia’s strategy and the company’s long-term development.

(1)	Functionality of Stock Options

The Stock Options plan is designed as a long-term oriented incentive with a vesting period of three years, a performance and waiting period of four years and an exercise period of two years. At the beginning, the individual target amount determines the number of Stock Options being granted. The number is calculated by dividing the target amount by the fair value of a Stock Option at grant.

Two thirds of the Stock Options granted vest after two years, one third after three years.

Vested Stock Options can only be exercised in case the following criteria apply: the performance targets have been reached, the four-year performance and waiting period have expired and the exercise period has started and not yet ended. To underline, the Stock Options can only be exercised if the target achievement meets the target value defined for the four years of the performance period. If the targets are not met, all Stock Options granted forfeit.

(2)	Performance target: Gross Merchandise Volume

The performance target to be met is the growth rate of Gross Merchandise Volume (“GMV CAGR”), which is a useful indicator for the usage of Jumia’s platform. The key difference to the VRSUP 2021 is the term of the performance period. The four-year performance period focuses on the long-term development of the company. Hence, referring to the average growth of GMV over the four-year performance period is a good indicator for the long-term success of Jumia’s growth strategy and the company’s long-term development. Target achievement can range between 0% and 100%. The Supervisory Board may consider FX adjustment and assess GMV growth currency neutral.

(3)	Performance target: ESG target

As for the VRSUP 2021, a criteria catalogue serves as orientation and basis for the derivation of specific ESG targets for the Stock Options in each fiscal year.

The process of ESG target application corresponds to the process described for the VRSUP 2021: The Supervisory Board might set ESG targets and then define a target value for each ESG criterion at the beginning of the performance period. To determine the target achievement, the actual value achieved at the end of the performance period is compared with the target value. Target achievement can range between 0% and 100%. Detailed information on GMV CAGR and ESG targets regarding the respective weighting, target values and target achievement will be published ex post in the remuneration report for the respective fiscal year.

(4)	Exercise period

The performance and waiting period is followed by a two-year exercise period. Stock Options can only be exercised within this period, but only within the eight weeks following the publication of a financial report (quarterly or half year) or press release announcing the company’s annual financial results and in no event during a black-out period. All Stock Options which are not exercised after the expiry of the exercise period will forfeit without remuneration. Exercised Stock Options can be paid out in shares or in cash.

h)	Malus and clawback clauses

To further ensure the sustainable and successful development of Jumia, both the VRSUs and the Stock Options are subject to malus and clawback.

The Management Board service agreements contain malus and clawback provisions. Under these, the remuneration from both the payout of VRSUs and the Stock Options can be reduced (malus) or reclaimed (clawback).

If a member of the Management Board intentionally breaches the Compliance Guidelines, the Code of Conduct or a material contractual duty, or if a member of the Management Board commits significant breaches of duties of care within the meaning of section 93 AktG, the Supervisory Board may, at its reasonable discretion, reduce in whole or in part any variable remuneration for the fiscal year to which the violation of duty is attributable and which has not yet been paid out or, in the case of variable remuneration already paid out, demand its return in whole or in part.

Any claims for damages, in particular those arising from section 93 AktG, the right to revoke the appointment in accordance with section 84 AktG and the right to terminate the service agreement of the Management Board member for cause (section 626 of the German Civil Code (Bürgerliches Gesetzbuch (“BGB”))) remain unaffected.

i)	Share Ownership Guidelines

In order to strengthen the share ownership culture and align the interests of the Management Board and shareholders even more closely, there is an obligation for members of the Management Board to acquire and hold shares in Jumia.

Each Management Board member is required to acquire shares of Jumia worth 100% of annual gross base salary and to hold those shares at least until the end of appointment as a member of the Management Board. Management Board members are obligated to build up the required amount of shares within four years after initial appointment or after the effective date of the share ownership guidelines, respectively.

j)	Further contractual remuneration components

aa)	Terms and termination options in service agreements

The term for Management Board members is a maximum of three years in the case of initial appointment. In the event of reappointment, the Management Board service agreement will be renewed or extended accordingly for the relevant period, but for a maximum of five years.

bb)	Early termination

In the event of the ending of the office as Management Board Member, in particular by revocation of the appointment or resignation, the service agreement also ends automatically in accordance with the statutory dismissal notice periods of section 622 BGB without requiring a termination.

In the event the Management Board member’s service agreement with Jumia ends due to voluntary resignation from office prior to the regular end of term of office, or in case of a revocation from office by Jumia in circumstances where there are grounds justifying a termination of the service relationship for good cause within the meaning of section 626 BGB, all vested and unvested as well as vested but not yet paid VRSUs and Stock Options will forfeit without compensation.

In cases of early termination other than those described above, a Management Board member shall retain all VRSUs or Stock Options already vested and not yet paid out.

cc)	Change of Control

In the event of a Change of Control an accelerated vesting for the VRSUs and Stock Options is agreed. Change of Control describes an event or process in which a person or entity acquires a majority of the shares of Jumia, or all or substantially all of the Jumia’s assets. Another business combination transaction (e.g. a merger) having a similar effect will also be considered as a change of control. Accelerated vesting means that all unvested VRSUs and Stock Options shall vest immediately at the date of the Change of Control.

The Change of Control does not trigger a termination right. Thus, no severance payment is agreed in the change of control except from the following general rules.

dd)	Severance payments

In the event of premature termination of the service agreement, any severance payment to be negotiated may not exceed two years’ remuneration and is also limited to the remuneration for the remaining term of the service agreement.

If the Management Board member during the term of the service agreement becomes permanently incapacitated, the service agreement ends with the end of the quarter in which the permanent incapacity is ascertained.

ee)	Post-contractual Prohibition on Competition

The Management Board member is prohibited for 24 months after the ending of the service agreement from competing with Jumia or with direct and indirect subsidiaries of Jumia. The post-contractual prohibition on competition relates materially to all areas in which Jumia is active at the time the agreement ends, and geographically to the business area of Jumia, meaning the entire area of activity, at the time the service agreement ends.

For the duration of the post-contractual non-competition clause, Jumia is obliged to pay the Management Board member remuneration equivalent to half of the fixed monthly remuneration last received by the Management Board member. Other income shall be offset against the post-contractual non-competition clause pursuant to section 74c of the German Commercial Code (Handelsgesetzbuch – HGB).

Jumia may waive the post-contractual non-competition clause at any time by written declaration with the effect that it shall be released from the obligation to pay compensation after six months from the declaration.

ff)	Secondary activities

If a Management Board member receives remuneration for serving on the Supervisory Boards of affiliated companies, this remuneration will offset from the regular remuneration at Jumia.

In case of a Supervisory Board mandate outside the Jumia group, the Supervisory Board decides on a case-by-case basis on the approval of such mandate and whether and to which extent any remuneration will be offset against the Management Board remuneration of Jumia.

k)	Temporary deviation from the remuneration system

Pursuant to section 87a(2) AktG, the Supervisory Board may decide in exceptional circumstances to deviate temporarily from the remuneration system described above if this is necessary in the interest of Jumia’s long-term well-being. Exceptional circumstances are extraordinary developments that have a significant impact on the business of Jumia and for which the Management Board is not responsible or which cannot be influenced. This applies in particular in the event of extraordinary, unforeseeable developments (e.g., economic crises, natural disasters, terrorist attacks, political crises or epidemics/pandemics). Generally unfavorable market developments are expressly not considered exceptional circumstances.

A temporary deviation from the remuneration system is only possible after resolution of the Supervisory Board upon the proposal of the Compensation Committee. Then, temporary deviations from the following components of the remuneration system are possible: structure of target remuneration, performance targets and their measurement methods as well as performance periods and payment dates of the performance-based remuneration. Additionally, the Supervisory Board may temporarily grant other remuneration components or substitute remuneration components to the extent necessary to restore an appropriate incentive level.

Any deviation from the remuneration system in exceptional circumstances is only permitted after careful analysis of the exceptional developments and by means of a corresponding Supervisory Board resolution specifying the extraordinary circumstances and the need for deviation.

In the case of a temporary deviation from the remuneration system, details of the deviations, including an explanation of the necessity of the deviations, as well as a description of the specific components of the remuneration system from which deviations have been made, shall be provided in the remuneration report for the subsequent year.

2.	Further information on the supervisory board candidate proposed for election under agenda item 7

Ms. Anne Eriksson, Member of several boards and former Regional Senior Partner and CEO of the practices in the East Africa Market of PricewaterhouseCoopers, resident in Nairobi, Kenya

Ms. Eriksson serves in non-executive director positions on various boards and chairs several audit committees, provides financial advice at a strategic level and mentors entrepreneurs. She retired from PricewaterhouseCoopers (PwC) a few years ago where she was the Regional Senior Partner and CEO for Eastern Africa and Senior Country Partner Kenya, overseeing 1,500 employees in six African countries. Her previous roles included leading the assurance practice, with responsibility for both east and west Africa.

Ms. Eriksson worked for PwC for 40 years, 31 years as a partner, and is widely recognized as one of Africa’s leading professionals in the industry. She has led provision of audit and related advisory matters services to a wide range of regional and local organizations in various sectors. She has advised Audit Committees and Boards on financial reporting and internal control matters, including risk readiness assessment prior to implementation of major financial systems and processes.

Ms. Eriksson has an MBA (Distinction) from the University of Warwick and is a Fellow of the Association of Certified and Chartered Accountants (FCCA) and a Fellow of the Institute of Certified Accountants of Kenya (FCPA).

Ms. Eriksson is currently a member of the following comparable domestic and international supervisory bodies at commercial enterprises within the meaning of section 125(1) sentence 5 second half sentence AktG:

•	African Asset Finance Company Inc. (independent non-executive director and chair of the audit committee);

•	Ethio Lease (independent non-executive director and chair of the audit committee);

•	KCB Group Plc (independent non-executive director and chair of the group audit & risk committee);

•	KCB Bank Kenya Limited (independent non-executive director and member of various committees);

•	KCB Bank South Sudan Limited (independent non-executive director and member of various committees);

•	Africa Local Currency Bond Fund (ALBD Fund) (independent member and chair of the finance and audit committee);

•	Catalyst Capital (CC) (independent member and chair of the investment committee for one of the funds).

Ms. Eriksson’s does not have other material activities in the meaning of section C.14, second half sentence of the German Corporate Governance Code.

In the supervisory board’s opinion, there are no personal or business relationships between Ms. Eriksson and the Jumia Group, its bodies or a shareholder holding, directly or indirectly, more than 10% of the voting shares in the company which would be relevant for the shareholder vote at the annual general meeting.

3.

Report of the management board regarding agenda item 8 (resolution on cancelling the existing Authorized Capital 2021/I and creating an Authorized Capital 2021/II with the possibility to exclude subscription rights, as well as on the associated amendment to the Articles of Association)

Under agenda item 8 of the Virtual Annual General Meeting on 9 June 2021, the management board and supervisory board propose to cancel the existing Authorized Capital 2021/I and to create a new authorized capital 2021/II (Authorized Capital 2021/II). Pursuant to section 203(2), sentence 2 of the German Stock Corporation Act in conjunction with section 186(4) sentence 2 of the German Stock Corporation Act, the management board presents the following report to the general meeting of shareholders on the reasons for the authorization to exclude shareholders’ subscriptions rights when issuing new shares under the proposed Authorized Capital 2021/II:

The extraordinary general meeting of shareholders of Jumia Technologies AG (the “Company”) of 11 March 2021 has authorized the management board of the Company to increase the Company’s share capital with the consent of the supervisory board in a total amount of up to EUR 88,231,617.00 against contribution in cash and/or in kind (“Authorized Capital 2021/I”). Under this authorization, the Company issued 17,925,922 new shares from Authorized Capital 2021/I in the context of an at-the-market offering (“ATM”) of 8,962,961 American Depositary Shares (“ADS”) applying the simplified exclusion of subscription rights under section 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz, “AktG”) for offerings not significantly below the prevailing market price; this ATM generated net proceeds for the Company of USD 348.6 million.

In order to enable the Company to continue to react flexibly to market opportunities or financing requirements and to be able to strengthen its cash position at short notice, and to respond quickly and successfully to advantageous offers or other opportunities and to take advantage of opportunities to expand the Company, as well as to continue recruiting qualified personnel, among other things through attractive remuneration, to bind them to the Company and to be able to flexibly settle resulting corresponding payment claims, the Authorized Capital 2021/I shall be cancelled and a new Authorized Capital 2021/II shall be created in line with the limitations of the German Stock Corporation Act (AktG), taking into account the higher share capital, under the exclusion of, or with an option to exclude, shareholders’ subscription rights.

The authorized capital proposed under agenda item 8 of the Virtual Annual General Meeting on 9 June 2021 should authorize the management board to increase, once or repeatedly and each time with the consent of the supervisory board, the share capital by a total amount of up to EUR 97,194,578.00 (in words: Euro ninety-seven million one hundred ninety-four thousand five hundred seventy-eight) through the issuance of up to 97,194,578 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company until 8 June 2026. The proposed new Authorized Capital 2021/II and the remaining Authorized Capital 2018/I together would amount to 50% of the Company’s share capital as registered in the commercial register as of the date of the publication of this invitation in the German Federal Gazette (Bundesanzeiger).

The purpose of the Authorized Capital 2021/II is to allow the Company to continue to have access to equity capital markets upon short notice to obtain the capital needed for the further development of the Company through the issue of new shares and to quickly and flexibly be able to use a favorable market environment to cover future financing needs. As a company often needs to quickly take a decision whether to issue new shares, it is important for the Company not to be dependent on the schedule of annual general meetings or the long convocation period for an extraordinary general meeting of shareholders. The legislature has accounted for these needs through the instrument of “authorized capital.”

Furthermore, the Authorized Capital 2021/II may be used to settle certain incentive awards, which have been and may be granted to the management and key employees of the Company and its subsidiaries, inter alia, to align their interests with shareholders’ interests, in shares in lieu of cash. In order to offer variable compensation elements to management and employees of the Jumia Group (collectively, the “Participants”) and thereby align the Participants’ interests with those of the Company’s shareholders, the management board and the supervisory board adopted a Virtual Restricted Stock Unit Program 2019 (“VRSUP 2019”) and a Stock Option Program 2019 (“SOP 2019”) prior to the Company’s initial public offering in 2019 (the “IPO”) as well as a Virtual Restricted Stock Unit Program 2020 (“VRSUP 2020”) and a Stock Option Program 2020 following the IPO in 2020.

Virtual restricted stock units (“VRSUs”) under VRSUP 2019 and VRSUP 2020 entitle Participants after a one-year vesting period to receive a cash payment, which the Company may, at its sole discretion, alternatively settle in shares for employees. Thus, as opposed to a so-called restricted share award program, the beneficiaries do not obtain a right to receive shares in the Company, but rather a right to receive a cash payment, the total amount of which depends on the development of the Company’s share price. Stock options (“SOPs”) under the SOP 2019 have an exercise price of EUR 1.00 per share, and SOPs under the SOP 2020 have an exercise price equal to the average of the closing price (Schlusskurs) of the shares (as represented by ADSs) of the Company on the New York Stock Exchange in the sixty consecutive trading days before the grant date per option. Under both programs, stock options may be exercised only after a four-year waiting period and subject to the fulfillment of certain performance targets. These equity incentive programs or the underlying capitals to settle these programs with shares of the Company were approved by previous general meetings of the Company’s shareholders. So far, 1,221,781 VRSUs and 1,448,877 SOPs have been awarded to Participants under VRSUP 2019 and SOP 2019, of which 501,656 VRSUs and no SOPs have been settled and 1,821,332 VRSUs as well as 2,395,833 SOPs have been awarded to Participants under VRSUP 2020 and SOP 2020, of which no VRSUs and no SOPs have been settled.

The participation of the management and key employees of the Company and its subsidiaries in the economic risks and opportunities of the relevant business operation is an important component of an internationally competitive remuneration system in order to strengthen the commitment to the Company, to attract and retain competent and dedicated individuals whose efforts will result in the growth and profitability of the Company and to align their interests with the interests of the shareholders in order to increase the value of the Company.

However, VRSUP 2019 and SOP 2019 have been closed for further issuances and the remaining available authorization to issue new awards under the VRSUP 2020 and the SOP 2020 is not sufficient for the currently estimated needs. Therefore, following a comparison of remuneration models of similar companies and on the basis of the recommendation of external remuneration consultants, the management board and the supervisory board revised the existing remuneration model for executives in 2021 and, among other things, adopted a new Virtual Restricted Stock Unit Program 2021 (the “VRSUP 2021”) and, subject to the approval of the general meeting of shareholders, a new Stock Option Program 2021 (the “SOP 2021”) in order to be able to continue to grant variable compensation elements to the Participants. VRSUP 2021 and SOP 2021 do not affect the 2,541,457 VRSUs and 3,844,711 SOPs already granted but not yet settled under the existing programs, and VRSUP 2020 as well as SOP 2020 remain open for further issuances within the limits of the remaining authorization.

Under VRSUP 2021, the Company may allocate up to 9,000,000 VRSUs to Participants through the end of 2025. Each VRSU entitles a Participant to a claim against the Company for a cash payment depending on the value of the Company’s shares as represented by American Depositary Shares (“ADSs”). The number of VRSUs granted to a Participant and the applicable vesting period will be determined by the Company’s management board, or, for members of the Company’s management board, the Company’s supervisory board. The VRSUs typically vest after a period of at least one year subject to a continuing and unterminated service or employment relationship with Jumia, although in certain cases vesting period may be as short as six months or may be longer than one year. For the members of the management board, additional performance targets related to the yearly growth rate of gross merchandise volume and potentially relevant quantifiable sustainability criteria will be agreed in the grant agreement: 50% of their VRSUs will have one-year performance and vesting periods and 50% will have two-year performance and vesting periods. In the event of a change of control, all unvested VRSUs shall vest immediately. The amount of the cash payment entitlement from a VRSU corresponds to the value of one share of the Company as represented by ADSs on the first five days of trading on the New York Stock Exchange after the publication by the Company of its most recent half year report or press release announcing the Company’s annual financial results; the cash payment entitlement may be capped in individual grant agreements. The terms of VRSUP 2021 allow the Company to settle the resulting payment claims by delivering shares of the Company, subject to approval by the Virtual Annual General Meeting of the Authorized Capital 2021/II. Other terms of VRSUP 2021 remain substantially unchanged from VRSUP 2020.

When new shares are issued under Authorized Capital 2021/II, in principle, shareholders must be granted the right to subscribe for these shares. The shares may also be subscribed for by one or more credit institution(s) or one or more enterprise(s) operating pursuant to sections 53(1) sentence 1, 53b(1) sentence 1 or 53b(7) of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer the shares to the shareholders of the Company pursuant to section 186(5) of the German Stock Corporation Act (indirect subscription right).

However, shareholders’ subscription rights under Authorized Capital 2021/II are excluded if the utilization of the Authorized Capital 2021/II occurs in order to issue new shares of the Company to settle, at the discretion of the Company, claims from vested VRSUs granted under VRSUP 2019, up to a maximum of 654,369 new shares, under VRSUP 2020, up to a maximum of 1,850,000 new shares, or under VRSUP 2021, up to a maximum of 9,000,000 new shares, in each case against contribution of the claims for payments originated under the VRSUs to members of the management board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of VRSUP 2019, VRSUP 2020 or VRSUP 2021, respectively.

In this case, the pro rata amount of the share capital attributable to the new shares issued may not exceed 10% of the share capital of the Company existing at the time of the adoption of the resolution of the Conditional Capital 2021/III by the Virtual Annual General Meeting of 9 June 2021. Towards this limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of the management board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles in the context of participation programs ever since the resolution on the Conditional Capital 2021/III was adopted.

The exclusion of shareholders’ subscription rights in this context is in the shareholders’ interest as it allows the Company to attract and retain competent and dedicated individuals as employees of the Company and its subsidiaries and to align their interests with the interests of the shareholders in order to increase the value of the Company. Furthermore, the Company is given an option to settle claims in equity instead of cash which preserves liquidity at the Company and provides for ongoing alignment of interests. At the same, the amount of shares which may be issued without subscription rights for existing shareholders is limited to 10% taking into account other issuances under participation programs. Overall, the exclusion of shareholders’ subscription rights in these situations is therefore objectively justified and proportionate considering the Company’s and the shareholders’ interests as well as purpose and means.

Further, the management board shall be authorized to exclude shareholders’ subscription rights with the consent of the supervisory board for one or more capital increases in the context of the Authorized Capital 2021/II as follows:

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The management board shall be able to exclude fractional amounts from the subscription right with the approval of the supervisory board. The objective of this market-standard exclusion of subscription rights is to simplify the procedure for an issue with shareholders’ subscription rights, as this would permit a technically feasible subscription ratio. Typically, for each shareholder the fractional amount’s value is low, and therefore the possible dilution effect should be considered low as well. In contrast, the cost for the Company of an issue without such exclusion is significantly higher. Therefore, the exclusion improves the feasibility and ease of implementation of an issue. Shares for which shareholders’ fractional subscription rights are excluded will either be sold on the market or otherwise used in the Company’s best interest. For these reasons, the management board and the supervisory board consider the possible exclusion of the subscription rights to be in the best interests of the Company and its shareholders as well as objectively justified and proportionate considering the Company’s and the shareholders’ interests.

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The management board, with the approval of the supervisory board, shall be able to exclude the subscription right to the extent necessary to grant holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds”) with conversion or option rights, or conversion or option obligations, and which were or will be issued by the Company or a direct or indirect subsidiary, subscription rights to new no-par value bearer shares of the Company in the amount to which they would be entitled as shareholders after the exercise of the option or conversion rights, or after fulfilment of the conversion or option obligations or to the extent the Company exercises, with regard to such Bonds, its right to grant, totally or in part, shares of the Company in lieu of payment of the amount due.

Such Bonds’ terms and conditions regularly provide for a protection against dilution which grants holders or creditors a subscription right to new shares in subsequent share issues and certain other measures. They are thus placed in the same position as if they were already shareholders. In order to provide the Bonds with such protection against dilution, the shareholders’ subscription rights to these shares must be excluded. This will facilitate the placement of the Bonds and thus serve the interests of the shareholders in an optimal financial structure of the Company. In addition, the exclusion of shareholders’ subscription rights in favor of the holders or creditors of Bonds has the advantage that, if the authorization is exercised, the option or conversion price for the holders or creditors of existing Bonds does not need to be reduced in accordance with the respective terms of the Bonds.

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The subscription right can further be excluded in the case of cash capital increases, provided that the issue price of the new shares is not significantly lower than the stock exchange price and that the proportional amount of the share capital attributable to the new shares and such capital increase does not exceed a total of 10% of the share capital of the Company (simplified exclusion of subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act).

The authorization allows the Company to flexibly react to favorable capital market situations and also be able to very quickly place the new shares, i.e., without the need for a subscription offer lasting at least two weeks. The exclusion of subscription rights makes it possible to act very quickly and perform placements close to the stock market price, i.e., without the reduction that is usual in the case of a subscription issue. This creates the basis for reaching the highest possible sale amount and the greatest possible strengthening of own resources. Authorizing the simplified exclusion of subscription rights is objectively justified not lastly by the fact that a higher cash inflow can often be generated.

The proportional amount of the share capital attributable to the new shares issued under the exclusion of subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act, must not exceed a total of 10% of the share capital of the Company, whether at the time the Authorized Capital 2021/II comes into effect or – in case such amount is lower – is exercised. Towards the above threshold of 10% of the share capital shall also count the pro-rata amount of the share capital attributable to any shares, (i) that are sold during the term of the Authorized Capital 2021/II on the basis of an authorization to sell treasury shares pursuant to section 71(1) no. 8 sentence 5 second half sentence in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act subject to the exclusion of shareholders’ subscription rights; (ii) that are issued to satisfy Bonds with conversion or option rights, or conversion or option obligations, provided that such Bonds were issued in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act during the term of the Authorized Capital 2021/II subject to the exclusion of the shareholders’ subscription rights; or (iii) that are issued during the term of the Authorized Capital 2021/II on the basis of other authorized capital, provided that such shares are issued subject to the exclusion of the shareholders’ subscription rights pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act or on the basis of other capital measures subject to the exclusion of the shareholders’ subscription rights in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act.

The simplified exclusion of subscription rights requires that the issue price of the new shares is not significantly below the stock market price. Any deduction from the current stock market price or a volume-weighted stock market price during a reasonable number of trading days prior to establishing the final issue price will likely not exceed the corresponding stock market price, as represented by ADS, by more than approx. 5%, subject to special circumstances in individual cases. This also meets the protection needs of shareholders regarding a value based dilution of their participation. By establishing the issue price close to the stock market price, we ensure that the value any subscription right were to have would remain very low. Shareholders may maintain their relative participation via an additional purchase of ADS on the stock market which may be exchanged into shares at any time subject to the details of the depository agreement for the ADS.

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The subscription right can also be excluded when issuing shares for contributions in kind. In particular, the Company shall continue to be able to acquire companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies, or to satisfy Bonds issued for contributions in kind in order to strengthen its competitiveness and maximize its earnings power and enterprise value.

Practice shows that the shareholders of attractive companies sometimes have a strong interest in acquiring no-par value shares of the Company as consideration (e.g., to maintain a certain degree of influence on the acquired company or the object of the contribution in kind). From the point of view of an optimal financing structure, the possibility of providing the consideration not only in cash but also or solely in shares is also supported by the fact that, to the extent that new shares can be used as consideration for acquisitions, the liquidity of the company is preserved and borrowing is avoided, while the sellers participate in future price opportunities. This leads to an improvement in the Company’s competitive position in acquisitions.

The possibility of using shares of the Company as consideration for acquisitions gives the Company the necessary room for maneuver to seize such opportunities quickly and flexibly and enables it to acquire even larger companies in return for shares. It must be possible to exclude shareholders’ subscription rights for both. Since such acquisitions often have to be made at short notice, it is important that they are not resolved by the annual general meeting, which only takes place once a year, or an extraordinary general meeting, both of which can only be convened after significant notice periods. Authorized capital is required, which the management board can quickly access with the approval of the supervisory board.

The same applies accordingly to the servicing of conversion or option rights or conversion or option obligations from bonds which are also issued for the purpose of acquiring companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies, excluding the subscription right of shareholders. The new shares will be issued against contributions in kind, either in the form of the bond to be contributed or in the form of the contribution in kind made on the bond. This increases the Company’s flexibility in servicing the conversion or option rights or conversion or option obligations. The offer of bonds instead of or in addition to the granting of shares or cash benefits can be an attractive alternative which, due to its additional flexibility, increases the Company’s competitive chances in acquisitions.

If opportunities arise to acquire companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies, the management board will in each case carefully examine whether it should make use of the authorization to increase capital by granting new shares. In particular, this also includes examining the valuation ratio between the Company and the acquired equity interest or other assets and determining the issue price of the new shares and the further conditions of the share issue. The management board will only use the new Authorized Capital 2021/II if it is convinced that the respective acquisitions of companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies in return for the granting of new shares is in the well-understood interests of the Company and its shareholders. The supervisory board will only give its required approval if it also comes to the same conclusion.

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The subscription right may also be excluded in order to distribute a dividend in kind, in the context of which shares of the Company (also in part or subject to election) may be issued against contribution of dividend claims (scrip dividend). This should enable the Company to distribute a share dividend at optimal conditions. In the case of a share dividend, shareholders are offered the opportunity to deposit their claim to payment of the dividend, which has arisen from the resolution on the appropriation of profits by the annual general meeting, in whole or in part as a contribution in kind to the company in order to receive new shares in the company in return. The distribution of a share dividend can be carried out as a subscription right issue, in particular in compliance with the provisions of section 186(1) of the German Stock Corporation Act (minimum subscription period of two weeks) and section 186(2) of the German Stock Corporation Act (announcement of the issue price no later than three days before the end of the subscription period).

In individual cases, however, depending on the capital market situation, it may be preferable to structure the distribution of a share dividend in such a way that the management board, while maintaining the general principle of equal treatment (within the meaning of section 53a of the German Stock Corporation Act), offers all shareholders entitled to dividends new shares for subscription against contribution of their dividend entitlement, thereby granting a subscription right to the shareholders in economic terms, legally excludes the shareholders’ subscription right to new shares altogether. Such an exclusion of subscription rights enables the distribution of the share dividend without the aforementioned restrictions of section 203(1) of the German Stock Corporation Act in conjunction with section 186(1) and

(2) of the German Stock Corporation Act and thus at more flexible conditions. In view of the fact that the new shares will be offered to all shareholders and excess dividend amounts will be settled by cash payment of the dividend, an exclusion of subscription rights in such a case appears justified and appropriate.

On consideration of all these circumstances, the authorization to exclude subscription rights within the defined limits is necessary, appropriate, reasonable and in the interest of the Company.

If during a financial year the management board uses one of the above authorizations to exclude subscription rights as part of a capital increase from the Authorized Capital 2021/II, it shall report on it during the subsequent annual general meeting.

4.

Report of the management board regarding agenda item 9 (resolution on cancelling the existing authorization and granting a new authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility of excluding subscription rights, on cancelling the existing Conditional Capital 2021/I and creating a new Conditional Capital 2021/II, as well as on the corresponding amendments to the Articles of Association)

Under agenda item 9 of the Virtual Annual General Meeting of 9 June 2021, the management board and the supervisory board propose the cancellation of the existing authorizations for the issue of convertible bonds, options, profit rights and/or profit bonds (or a combination of these instruments) (hereinafter called “Bonds”) as well as the corresponding Conditional Capital 2021/I, and to create a new authorization and a new Conditional Capital 2021/II. Pursuant to section 221(4), sentence 2 in conjunction with section 186(4), sentence 2 of the German Stock Corporation Act, the management board, in view of agenda item 9 regarding the reasons for authorizing the exclusion of shareholders’ subscription rights when new bonds are issued, reports to the Virtual Annual General Meeting as follows:

The extraordinary general meeting of the Company’s shareholders of 11 March 2021 has authorized the management board, with the approval of the supervisory board, until 10 March 2026 (inclusive) to issue, once or several times, bearer or registered convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds 2021”) in the total nominal amount of up to EUR 600,000,000.00 with or without a limited term and to grant the creditors or holders of Bonds 2021, conversion or option rights to shares in the Company with a proportional amount of the share capital of up to EUR 77,236,747.00 in accordance with the more detailed terms of the relevant convertible options or bonds or profit rights or profit bonds (together the “Bonds 2021 Terms”). The relevant Bonds 2021 Terms can also provide for compulsory conversions at the end of the term or at other times, including the obligation to exercise the conversion or option right. Bonds 2021 may be issued against contributions in cash and/or in kind (“Authorization 2021”).

Authorization 2021 has not been used and there are no option rights outstanding for shares under the Conditional Capital 2021/I. However, since the creation of Authorization 2021, the Company’s share capital has been increased in connection with the ATM applying the simplified exclusion of subscription rights under section 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) for offerings not significantly below the prevailing market price. Due to this ATM, the simplified exclusion of subscription rights for offerings of Bonds 2021 not significantly below the prevailing market price is no longer available at all absent a new authorization from the general shareholders’ meeting.

The management board and supervisory board therefore consider it appropriate to cancel the existing authorization to issue bonds and the Conditional Capital 2021/I and replace it with a new authorization and a new conditional capital (Conditional Capital 2021/II) which take into account the higher share capital to the extent permitted by the German Stock Corporation Act (Aktiengesetz) and refresh the authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility to exclude subscription rights using the simplified exclusion of subscription rights under section 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) for offerings not significantly below the prevailing market price. The total nominal amount of the authorization and the Bonds 2021 Terms should be continued unchanged under the new authorization, while the new conditional capital should be adjusted to reflect the higher share capital.

Adequate capital resources are an essential basis for the development of the Company. By issuing convertible bonds and options, the Company can take advantage of attractive financing opportunities, depending on the market situation, to provide the Company with capital at low current interest rates. By issuing profit-sharing rights with conversion or option rights, for example, the interest rate can also be linked to the Company’s current dividend. The conversion and option premiums achieved benefit the Company upon issue. Practice shows that some financing instruments can also only be placed by granting option or conversion rights.

In principle, shareholders shall be granted subscription rights to the Bonds. Hereto, in accordance with section 186(5) of the German Stock Corporation Act, the Bonds may be taken up by one or more credit institution(s) or one or several enterprise(s) operating pursuant to section 53(1) sentence 1 or section 53b(1) sentence 1 or 53b(7) of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer them to the Company’s shareholders (indirect subscription right).

The management board is, however, with the approval of the supervisory board, authorized to exclude shareholders’ subscription rights to the Bonds:

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With the approval of the supervisory board, the management board will however be able to exclude subscription rights for fractional amounts. The objective of this market-standard exclusion of subscription rights is to simplify the procedure for an issue with shareholders’ subscription rights, as this would permit a technically feasible subscription ratio. Typically, for each shareholder the fractional amount’s value is low, and therefore the possible dilution effect should be considered low as well. In contrast, the cost for the Company of an issue without such exclusion is significantly higher. Therefore, the exclusion improves the feasibility and ease of implementation of an issue. Shares for which shareholders’ fractional subscription rights are excluded will either be sold on the market or otherwise used in the Company’s best interest. For these reasons, the management board and the supervisory board consider the possible exclusion of the subscription rights to be in the best interests of the Company and its shareholders as well as objectively justified and proportionate considering the Company’s and the shareholders’ interests.

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Furthermore, the management board shall be authorized, with the approval of the supervisory board, to exclude the shareholders’ subscription rights in order to grant holders of Bonds which were or will be issued by the Company or by a dependent company or by a direct or indirect majority-held company, subscription rights to the Bonds in an amount these bondholders would be entitled to (as shareholders) had they exercised the option or conversion rights or fulfilled the conversion or option obligations. This provides the opportunity, instead of a reduction of the option or conversion price, to grant a subscription right as dilution protection to owners or creditors of bonds already issued by this time or still to be issued. Equipping bonds with such dilution protection corresponds to the market standard.

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Pursuant to section 186(3) sentence 4 of the German Stock Corporation Act, the management board shall continue to be authorized to exclude the subscription right with the approval of the supervisory board when issuing bonds against cash payments, if the issue price of the bonds is not significantly below their market value. This may help in quickly perceiving favorable market conditions and being able to quickly and flexibly place a bond on the market under attractive conditions. Given that stock markets can be volatile, achieving an advantageous issue result often greatly depends on whether quick reactions to market developments are possible. Favorable conditions that are as close to the market as possible can generally only be established if the Company is not bound to them for a lengthy offering period. In the case of subscription right issues, a not insubstantial haircut is generally needed in order to ensure the issue’s chances of success for the entire offering period. Section 186(2) of the German Stock Corporation Act allows for making the subscription price public (and thus, in the case of option and conversion bonds, the conditions of these bonds) until the antepenultimate day of the subscription period. However, given the volatility of stock markets, there is also a market risk covering several days, which leads to haircuts when establishing the bond conditions. Also, when granting a subscription right, alternative placement with third parties is made more difficult or linked to additional costs due to the uncertainty of the exercise (subscription behavior). Finally, when granting a subscription right, the Company cannot quickly react to a change in market conditions due to the length of the subscription period, which may lead to a less favorable capital procurement for the Company.

The interests of shareholders are protected by the fact that the bonds are not issued at a price that is significantly below market value. The market value shall be determined according to recognized actuarial principles. When establishing the price, and taking into account the current situation on the capital market, the management board shall keep the reduction from the market value as low as possible. This means the notional value of a subscription right is so low that shareholders will not incur any significant economic loss due to the exclusion of the subscription rights.

Establishing conditions that are in line with the market and the avoidance of a significant dilution of value may also be achieved by executing a so-called book building process. As part of this process, investors are asked to submit purchase orders on the basis of provisional bond conditions, and, for example, specify at the same time the interest rate considered in line with the market and/or other economic components. After completing the book building period, the conditions that had hitherto remained open, e.g., the interest rate, can be established in line with the market according to offer and demand, based on the purchase orders submitted by investors. In this way, the total value of the bonds is established close to the market. Via such a book building process, the management board can make sure that a significant dilution of the value of shares does not occur to the exclusion of subscription rights.

In addition, shareholders also have the opportunity to maintain their share of the Company’s share capital under approximately the same conditions through purchase via the stock market. Thus, their pecuniary interests are properly protected. The authorization to exclude subscription rights pursuant to section 221(4) sentence 2 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act only applies to bonds with rights to shares with a pro rata amount of the share capital that does not exceed 10% of the share capital, neither on the effective date nor at the time of exercising this authorization.

Own shares that were disposed of during the validity period of this authorization excluding subscription rights, pursuant to section 71(1), no. 8, sentence 5, phrase 2 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act have to be included in this threshold. Furthermore, shares that were issued during the validity period of this authorization from the Authorized Capital under exclusion of subscription rights, pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act are included. This apportionment takes place in the shareholders’ interest with a dilution of their participation that is as low as possible.

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Bonds may also be issued against contributions in kind, in as far as this is in the Company’s interest. In this case, the management board has the right to exclude the subscription right of shareholders, with the approval of the supervisory board, if the value of the contribution in kind is proportional to the nominal value of the bonds to be determined by applying recognized actuarial principles. This provides the opportunity of using bonds in suitable individual cases also as acquisition currency, e.g., together with the acquisition of companies, interests in companies or other assets. Practice has determined that negotiations often require payment be made not in cash, but also, or exclusively, in a different form. The option of offering bonds in exchange creates a competitive advantage allowing us to benefit from interesting acquisition objects as well as the needed leeway to take advantage of emerging opportunities to acquire companies—even larger ones -, company shares, or other economic goods without putting a strain on liquidity. It may also make sense from the point of view of an optimal financing structure. The management board shall carefully verify in every individual case whether it shall make use of the authorization to issue bonds with conversion or option rights and conversion or option duties against contributions in kind with exclusion of subscription rights. It shall only do so if it is in the interest of the Company and thus of its shareholders.

If profit rights or profit bonds are issued without conversion or option rights or conversion or option obligations, the management board, with the approval of the supervisory board, is also authorized to exclude shareholders’ subscription rights as a whole if these profit rights or profit bonds are subject to similar obligations, i.e., do not establish a membership right in the Company, do not grant any participation in the liquidation proceeds and the amount of interest is not calculated on the basis of the amount of the annual surplus, the profit according to the balance sheet or the dividends. In this case, the interest and the issue amount of the profit rights or profit bonds must correspond to the actual market conditions for a comparable acquisition of funds at the time of issue.

The planned conditional capital is used to fulfil conversion and option rights or conversion or option duties on Company shares from issued bonds, or to grant Company shares to creditors or owners of bonds instead of paying the cash amount due. In addition, it is stipulated that the conversion or option rights and conversion or option duties may also be serviced via the delivery of own shares or of shares from conditional capital, or via other means.

If during a financial year the management board uses one of the above authorizations to exclude subscription rights as part of a bond issue, it shall report on it during the subsequent annual general meeting.

5.

Report of the management board regarding agenda item 10 (resolution on the authorization to issue stock options to members of the management board and employees of the Company and members of the management and employees of companies affiliated with the Company (Stock Option Program 2021) and the creation of a new Conditional Capital 2021/III to settle stock options under the Stock Option Program 2021, as well as the corresponding amendment to section 4(3) of the Articles of Association)

Under agenda item 10 of the Virtual Annual General Meeting of 9 June 2021, the management board and the supervisory board propose to authorize the management board and, with respect to the grant of subscription rights to members of the management board of the Company, the supervisory board to grant up to a total number of 3,400,000 subscription rights (each a “Stock Option” and together the “Stock Options”) for up to 3,400,000 ordinary bearer shares with no-par value (auf den Inhaber lautende Stammstückaktien) of the Company with a pro-rata amount in the share capital of the Company of EUR 1.00 per share to members of the management board of the Company and selected employees of the Company as well as to members of the management and selected employees of Affiliated Companies (the “SOP 2021”). In addition, a new Conditional Capital 2021/III is to be created to settle stock options under the Stock Option Program 2021 and the Articles of Association amended accordingly. The Management Board reports on the reasons for the authorization to issue Stock Options under SOP 2021 and to fulfil exercised options under SOP 2021 with new shares from Conditional Capital 2021/III as follows:

The participation of the management and key employees of the Company and its subsidiaries in the economic risks and opportunities of the relevant business operation is an important component of an internationally competitive remuneration system in order to strengthen the commitment to the Company, to attract and retain competent and dedicated individuals whose efforts will result in the growth and profitability of the Company and to align their interests with the interests of the shareholders in order to increase the value of the Company. Due to their four-year waiting period, Stock Options form an important long-term component of this participation.

Under SOP 2021, Stock Options may only be granted to members of the management board of the Company and employees of the Company as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act. The total volume of up to 3,400,000 Stock Options may be granted to the following beneficiaries, in each case up to the amount indicated:

(1)	Up to 2,400,000 Stock Options to members of the management board of the Company (Group 1);

(2)	No Stock Options to selected employees of the Company (Group 2);

(3)	No Stock Options to members of the management of Affiliated Companies (Group 3); and

(4)	Up to 1,000,000 Stock Options to selected employees of Affiliated Companies (Group 4).

The management board of the Company and – with respect to members of the management board of the Company – the supervisory board determines in its sole discretion the persons (each a “Participant” and together the “Participants”) and the number of Stock Options to be granted.

Participants that belong to several of the groups of persons mentioned above shall be granted Stock Options only with respect to their belonging to one of the groups of persons and only from the number of Stock Options allocated to the respective group of persons.

For a successful search for further highly qualified employees, it is helpful for the Company to enable new employees to participate in the attractive compensation system created by SOP 2021. Therefore, participants who enter into a service or employment agreement with the Company or an Affiliated Company for the first time may, at the time of signing of the service or employment agreement, be promised a grant of Stock Options during a grant period subsequent to the date of signing such agreement.

Each Stock Option, that is granted under the SOP 2021, entitles the holder to acquire one share in the Company against payment of the exercise price, if specific performance targets are met, if certain deadlines have expired and the option was exercised within certain exercise periods. The Stock Options may be granted to the Participants in each case on the basis of a separate grant agreement (Zuteilungsvereinbarung) in one or more tranches, after the registration of the Conditional Capital 2021/III in the commercial register within eight weeks after the publication by the Company of a quarterly financial report, half year financial report or press release announcing the annual financial results outside a black-out period under the Company’s insider trading policy, and no later than 31 December 2025.

In order to increase the Company’s flexibility when the beneficiaries exercise their Stock Options claims under the Stock Options may be fulfilled, in the Company’s discretion, by delivery of the relevant number of shares in relation to the exercised Stock Options or by delivery of treasury shares held by the Company or by a combination of both, to the Participant and/or by settlement in cash. The new Conditional Capital 2021/III to be created in the amount of EUR 3,400,000.00 will serve to settle Stock Options under the SOP 2021.

The exercise price at which one share may be issued upon exercise of one Stock Option is determined based on the average market price of the Company’s shares as represented by ADS of the 30 consecutive trading days prior to the grant. However, the exercise price may not be lower than EUR 1.00.

The management board of the Company, and – with respect to the grant of Stock Options to members of the management board of the Company – the supervisory board, may establish in their sole discretion black-out periods in order to minimize the potential for prohibited insider trading.

The Stock Options will vest in accordance with a vesting schedule determined by the management board of the Company with the prior approval of the compensation committee of the supervisory board, if any, or the supervisory board, or – with respect to the grant of Stock Options to members of the management board of the Company – by the supervisory board. Additionally, the waiting period for the date on which the Stock Options may initially be exercised is four years commencing on the Grant Date of the respective Stock Options (the “Waiting Period”). After the expiry of the Waiting Period, all Stock Options vested in accordance with the relevant vesting schedule may be exercised within eight weeks after the publication by the Company of its most recent quarterly or half year report or press release announcing the Company’s annual financial results (with the exception of any black-out periods) until the expiry of the Stock Options if the performance target(s) for these Stock Options as mentioned above has/have been achieved and the further exercise requirements have been met. This is intended to enable efficient processing and at the same time ensure that no insider information is available to the Participants. All unexercised Stock Options will expire without compensation two years following the expiration of the Waiting Period.

The pro-rata amount of the share capital attributable to the new shares issued may not exceed 10% of the share capital of the Company existing at the time of the adoption of the resolution on the amendment of the Conditional Capital 2021/III by the Virtual Annual General Meeting of 9 June 2021. Towards this limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of the management board of the Company and employees of the Company as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles in the context of participation programs ever since the resolution on the Conditional Capital 2021/III was adopted.

Except for the transfer (i) by will or applicable laws of descent upon the death of the relevant Participant or (ii) with the prior written consent by the management board and with respect to members of the management board by the supervisory board, neither the Stock Options nor the rights of any Participant under any Stock Option or under the SOP 2021 are assignable or otherwise transferable. This is intended to ensure the personal incentive effects pursued with the virtual stock option plans.

In certain cases the management board and – with respect to the grant of Stock Options to members of the management board of the Company – the supervisory board are authorized to establish financial equality for the Participants in order to prevent a dilution or enlargement of the benefits or potential benefits intended to be made available under the outstanding Stock Options. Financial equality shall preferably be established by adjusting the number of Stock Options.

The management board and – with respect to the grant of Stock Options to members of the management board of the Company – the supervisory board are authorized to determine the further details regarding the issuance of shares from the Conditional Capital 2021/III and the additional conditions of the SOP 2021, in particular, the program terms for the Participants.

6.

Report of the management board regarding the partial utilization of Authorized Capital 2018/I excluding shareholders‘ subscription rights in connection with the settlement of certain acquisition rights

Since the annual general shareholders’ meeting of June 9, 2020, pursuant to section 4(2) of the Articles of Association, the management board was authorized, until 16 December 2023 to increase, once or repeatedly and each time with the consent of the Supervisory Board, the share capital by up to a total amount of EUR 7,311,792.00 through the issuance of up to 7,311,792 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company (“Authorized Capital 2018/I”). As part of the authorization under Authorized Capital 2018/I, shareholders’ subscription rights were excluded. Under Authorized Capital 2018/I shares may only be issued (i) to fulfil acquisition rights (option rights) that have been granted by the Company (or its legal predecessors) prior to its conversion into a stock corporation to current and/or former managing directors and/or employees of the Company and/or its direct and indirect subsidiaries and to service providers, supporters or business partners of the Company and/or its direct and indirect subsidiaries; and (ii) to issue shares in the Company to holders of shares in direct or indirect subsidiaries of the Company, including such shares in direct or indirect subsidiaries of the Company which are held in trust by its holder.

The Company issued new no-par value bearer shares with a pro-rata amount of the Company’s share capital of EUR 1.00 from Authorized Capital 2018/I under the exclusion of shareholders’ subscription rights as follows:

•

On 15 April 2020, the management board resolved to increase the Company’s share capital by EUR 2,583,202 through the issuance of 2,583,202 shares to Baader Bank Aktiengesellschaft, acting as service provider to implement the settlement of exercised acquisition rights (option rights) that had been granted by the Company (or its legal predecessors) prior to its conversion into a stock corporation to current and/or former managing directors and/or employees of the Company and/or its direct and indirect subsidiaries and to service providers, supporters or business partners of the Company and/or its direct and indirect subsidiaries (the “Legacy Acquisition Rights”). The shares were issued against contribution in cash in an amount of EUR 1.00 per share. The supervisory board approved this resolution on 20 April 2020, and the capital increase was registered in the commercial register on 25 June 2020;

•

On 5 June 2020, the management board resolved to increase the Company’s share capital by EUR 2,173,234 through the issuance of 2,173,234 shares to Baader Bank Aktiengesellschaft, acting as service provider to implement the settlement of Legacy Acquisition Rights exercised between 15 May and 29 May 2020. The shares were issued against contribution in cash in an amount of EUR 1.00 per share. The supervisory board approved this resolution on 10 June 2020, and the capital increase was registered in the commercial register on 24 July 2020;

•

On 28 August 2020, the management board resolved to increase the Company’s share capital by EUR 54,724 through the issuance of 54,724 shares to Baader Bank Aktiengesellschaft, acting as service provider to implement the settlement of Legacy Acquisition Rights exercised between 14 August and 27 August 2020. The shares were issued against contribution in cash in an amount of EUR 1.00 per share. The supervisory board approved this resolution on 30 August 2020, and the capital increase was registered in the commercial register on 7 October 2020;

•

On 28 August 2020, the management board resolved to increase the Company’s share capital by EUR 236,658 through the issuance of 236,658 shares to Juwel 179. V V UG (haftungsbeschränkt) (“Juwel”) against contribution of a limited partnership interest with a capital contribution of in total EUR 298.53 in Jumia UG (haftungsbeschränkt) & Co. KG, a subsidiary of the Company, held by Juwel as trustee, as contribution in kind (the “Roll-up”). The supervisory board approved this resolution on 30 August 2020, and the capital increase was registered in the commercial register on 15 October 2020; and

•

On 1 December 2020, the management board resolved to increase the Company’s share capital by EUR 865,968 through the issuance of 865,968 shares to Baader Bank Aktiengesellschaft, acting as service provider to implement the settlement of Legacy Acquisition Rights exercised between 12 and 25 November 2020. The shares were issued against contribution in cash in an amount of EUR 1.00 per share. The supervisory board approved this resolution on the same date, and the capital increase was registered in the commercial register on 19 December 2020.

With the issuance of the new shares, the Company fulfilled its contractual obligations vis-à-vis the holders of Legacy Acquisition Rights or, in case of the Roll-up, the holders of shares in a direct subsidiary in exchange for their shares. These purposes were in line with the original authorization of the shareholders’ meetings of 12/13/17/18 December 2018 which excluded the shareholders’ subscription rights and could not have been reached had subscription rights not been excluded.

Based on the above considerations, the exclusion of subscription rights in connection with the settlement of the acquisition rights described above and the Roll-up was in line with the authorization under Authorized Capital 2018/I and overall justified.

7.

Report of the management board regarding the partial utilization of Authorized Capital 2020/I excluding shareholders‘ subscription rights in connection with the settlement of claims under the VRSUP 2019 and an at-the-market offering

Pursuant to section 4(5) of the Articles of Association as amended by the annual general meeting of shareholders of 9 June 2020, the management board was originally authorized, through 8 June 2025 to increase, once or repeatedly and each time with the consent of the supervisory board, the share capital by up to a total amount of EUR 71,096,455.00 through the issuance of up to 71,096,455 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company (“Authorized Capital 2020/I”). As part of the authorization under Authorized Capital 2020/I, the management board was authorized to exclude shareholders’ subscription rights with the consent of the Supervisory Board for one or more capital increases in the context of the Authorized Capital 2020/I, among others, to issue shares for cash contributions, provided that the issue price of the new shares was not significantly lower than the stock exchange price of the shares of the Company already listed on the stock exchange in the meaning of sections 203(1) and (2), 186(3) sentence 4 of the German Stock Corporation Act and that the proportional amount of the registered share capital attributable to the new shares issued under the exclusion of subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act did not exceed a total of 10% of the registered share capital of the Company, whether at the time the Authorized Capital 2020/I came into effect or – in case such amount was lower – was exercised.

Towards the above threshold of 10% of the registered share capital had to be counted the pro-rata amount of the share capital attributable to any shares, (i) that were sold during the term of the Authorized Capital 2020/I on the basis of an authorization to sell treasury shares pursuant to section 71(1) no. 8 sentence 5 second half sentence in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act subject to the exclusion of shareholders’ subscription rights; (ii) that were issued to satisfy Bonds with conversion or option rights, or conversion or option obligations, provided that such Bonds were issued in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act during the term of the Authorized Capital 2020/I subject to the exclusion of the shareholders’ subscription rights; or (iii) that were issued during the term of the Authorized Capital 2020/I on the basis of other authorized capital, provided that such shares are issued subject to the exclusion of the shareholders’ subscription rights pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act or on the basis of other capital measures subject to the exclusion of the shareholders’ subscription rights in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act.

The Company issued new shares from Authorized Capital 2020/I under the exclusion of shareholders’ subscription rights as follows:

•

On 27 August 2020, the management board resolved to increase the Company’s share capital from EUR 161,572,930.00 by an amount of EUR 588,998.00 to EUR 162,161,928.00 through the issuance of 588,998 new no-par value bearer shares with a pro-rata amount of the Company’s share capital of EUR 1.00. The new shares were issued to Juwel 179. V V UG (haftungsbeschränkt), acting as subscription and execution trustee for participants of the Virtual Restricted Stock Unit Program 2019 of the Company (“VRSUP 2019”), to which these participants had transferred their payment claims against the Company in an amount of EUR 2,257,336.88 from vested Virtual Restricted Stock Units (“VRSUs”), against contribution in kind of these claims. The supervisory board approved this resolution on 30 August 2020, and the capital increase was registered in the commercial register on 25 September 2020 (the “September 2020 Capital Increase”); and

•

On 22 November 2020, the management board resolved to increase the Company’s share capital from EUR 162,453,310.00 by an amount of EUR 15,939,968.00 to EUR 178,393,278.00 through the issuance of 15,939,968 new no-par value bearer shares with a pro-rata amount of the Company’s share capital of EUR 1.00. The new shares were issued to Citigroup Global Markets Europe AG, Frankfurt, Germany, at an issue price of EUR 1.00 per share with the obligation to sell them (in the form of American Depository Shares (“ADS”)) on the New York Stock Exchange or in the course of over-the-counter transactions or privately negotiated transactions (including block trades) over a period of 30 calendar days from the date of the registration of the capital increase in the commercial register at a placement price not significantly below the relevant stock exchange price. The Capital Increase Committee 2020 of the supervisory board, to whom the supervisory board had delegated such power, approved this resolution on 23 November 2020, and the capital increase was registered in the commercial register on 30 November 2020. 7,969,984 ADS representing the 15,939,968 newly issued shares were sold at an average price of $30.51 per ADS, generating aggregate gross proceeds for the Company of $243.2 million ($232.7 million net of commissions (excluding expenses)). (the “2020 ATM Capital Increase”).

These capital increases were carried out in accordance with the authorization granted by the annual general meeting of shareholders of 9 June 2020 and other legal and statutory requirements:

With respect to the September 2020 Capital Increase, the new shares were issued to settle claims from vested VRSUs granted under the VRSUP 2019 against contribution in kind in the form of the claims for payments originated under the VRSUs. For this purpose, shareholders’ subscription rights had been excluded by the annual general shareholders’ meeting adopting Authorized Capital 2020/I.

With respect to the 2020 ATM Capital Increase, the capital increase resolution did not relate to more than 10% of the share capital (taking into account the earlier September 2020 Capital Increase) and the shares were issued against contribution in cash and (in the form of ADS) sold over the stock exchange at the prevailing market price.

It was necessary to exclude shareholders’ subscription rights in order to use the, in the view of the management board and the supervisory board, beneficial market circumstances to raise capital on a short-term basis and under optimal conditions by way of an at-the-market offering. In contrast, a rights offering to the shareholders would at least have required a minimum offer period of two weeks under section 186(1) sentence 2 of the German Stock Corporation Act (Aktiengesetz) and would have decreased the transaction security.

Based on the above considerations, the exclusion of subscription rights in connection with the September 2020 Capital Increase and the 2020 ATM Capital Increase was in line with the authorization under Authorized Capital 2020/I and overall justified.

8.	Report of the management board regarding the partial utilization of Authorized Capital 2021/I excluding shareholders‘ subscription rights in connection with an at-the-market offering

Pursuant to section 4(5) of the Articles of Association as amended by the extraordinary general meeting of shareholders of 11 March 2021, the management board was authorized until 10 March 2026 (inclusive) to increase, once or repeatedly and each time with the consent of the supervisory board, the share capital by a total amount of up to EUR 88,231,617.00 through the issuance of up to 88,231,617 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company (“Authorized Capital 2021/I”). As part of the authorization under Authorized Capital 2021/I, the management board was authorized to exclude shareholders’ subscription rights with the consent of the Supervisory Board for one or more capital increases in the context of the Authorized Capital 2021/I, among others, to issue shares for cash contributions, provided that the issue price of the new shares was not significantly lower than the stock exchange price of the shares of the Company already listed on the stock exchange in the meaning of sections 203(1) and (2), 186(3) sentence 4 of the German Stock Corporation Act and that the proportional amount of the share capital attributable to the new shares issued under the exclusion of subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act did not exceed a total of 10% of the share capital of the Company, whether at the time the Authorized Capital 2021/I came into effect or – in case such amount was lower – was exercised.

Towards the above threshold of 10% of the share capital had to be counted the pro-rata amount of the share capital attributable to any shares, (i) that were sold during the term of the Authorized Capital 2021/I on the basis of an authorization to sell treasury shares pursuant to section 71(1) no. 8 sentence 5 second half sentence in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act subject to the exclusion of shareholders’ subscription rights; (ii) that were issued to satisfy Bonds with conversion or option rights, or conversion or option obligations, provided that such Bonds were issued in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act during the term of the Authorized Capital 2021/I subject to the exclusion of the shareholders’ subscription rights; or (iii) that were issued during the term of the Authorized Capital 2021/I on the basis of other authorized capital, provided that such shares are issued subject to the exclusion of the shareholders’ subscription rights pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act or on the basis of other capital measures subject to the exclusion of the shareholders’ subscription rights in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act.

On 14 March 2021, the management board resolved to increase the Company’s share capital from EUR 179,259,246.00 by an amount of EUR 17,925,922.00 to EUR 197,185,168.00 through the issuance of 17,925,922 new no-par value bearer shares with a pro-rata amount of the Company’s share capital of EUR 1.00 partially utilizing the Authorized Capital 2021/I pursuant to section 4(5) of the Articles of Association. Shareholders’ subscription rights were excluded and the new shares were issued to Citigroup Global Markets Europe AG, Frankfurt, Germany, at an issue price of EUR 1.00 per share with the obligation to sell them (in the form of American Depository Shares (“ADS”)) on the New York Stock Exchange or in the course of over-the-counter transactions or privately negotiated transactions (including block trades) over a period of 30 calendar days from the date of the registration of the capital increase in the commercial register at a placement price not significantly below the relevant stock exchange price. The Capital Increase Committee 2021 of the supervisory board, to whom the supervisory board had delegated such power, approved this resolution on the same date, and the capital increase was registered in the commercial register on 18 March 2021. 8,962,961 ADS representing the 17,925,922 newly issued shares were sold at an average price of $38.90 per ADS, generating aggregate gross proceeds for the Company of $348.6 million ($341.7 million net of commissions (excluding expenses)) (the “2021 ATM Capital Increase”).

The capital increase was carried out in accordance with the authorization granted by the extraordinary general meeting of shareholders of 11 March 2021 and other legal and statutory requirements. The capital increase resolution did not relate to more than 10% of the share capital and the shares were issued against contribution in cash and (in the form of ADS) sold over the stock exchange at the prevailing market price.

It was necessary to exclude shareholders’ subscription rights in order to use the, in the view of the management board and the supervisory board, beneficial market circumstances to raise capital on a short-term basis and under optimal conditions by way of an at-the-market offering. In contrast, a rights offering to the shareholders would at least have required a minimum offer period of two weeks under section 186(1) sentence 2 of the German Stock Corporation Act (Aktiengesetz) and would have decreased the transaction security.

Based on the above considerations, the exclusion of subscription rights in connection with the 2021 ATM Capital Increase was in line with the authorization under Authorized Capital 2021/I and overall justified.

III.	Further information on the convocation

1.	Total number of shares and voting rights at the time of the convocation of the Virtual Annual General Meeting

At the time of the convocation of the Virtual Annual General Meeting, the share capital of the Company amounts to EUR 197,185,168.00 and is divided into 197,185,168 no-par value shares. Each no-par value share carries one vote at the general meeting. Therefore, the total number of shares that carry participation and voting rights amounts to 197,185,168 at the time of the convocation. The Company does not hold any treasury shares at the time of the convocation.

2.	Holding of the general meeting of shareholders as a virtual general meeting without the physical presence of shareholders or their proxies

The management board of the Company, with the approval of the supervisory board, has resolved to hold this annual general meeting of shareholders as a virtual meeting without the physical presence of the Company’s shareholders or their proxies on the basis of the COVID-19 Mitigation Act.

A physical participation of shareholders or their proxies in the Virtual Annual General Meeting is excluded.

Holding the annual general meeting of shareholders 2021 in the form of a virtual general meeting in accordance with the COVID-19 Mitigation Act leads to modifications with respect to the procedures of the general meeting of shareholders as well as to the rights of the shareholders. Shareholders or their proxies have the options set out below to follow the entire Virtual Annual General Meeting in sound and vision through the password-protected access provided by the Company for this purpose (the “Protected Access”), to exercise voting rights (postal vote), to grant power of attorney, to ask questions and to raise objections, in each case by means of electronic communication.

3.	Requirements for exercising the rights to vote and to ask questions

Only shareholders who have registered for the Virtual Annual General Meeting in a timely manner are entitled to exercise their right to ask questions in connection with the Virtual Annual General Meeting (see below), to exercise their voting rights via postal vote as well as to appoint a proxy.

Hereto, the Company must have received a shareholder’s registration no later than 24:00 CEST on Wednesday, 2 June 2021, under one of the following addresses:

Jumia Technologies AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 München

Germany

email: inhaberaktien@linkmarketservices.de

and the holders of bearer shares must have provided the Company with special evidence of their shareholding in order to prove that they were a shareholder of the Company at the beginning of the 12th day before the Virtual Annual General Meeting, i.e. on Friday, 28 May 2021 at 0:00 CEST (record date). In order to prove such shareholding, a special evidence of the shareholding issued by the custodian bank is sufficient.

Please note that the notification pursuant to section 125 AktG (which has to comply in its form and content with Commission Implementing Regulation (EU) 2018/1212 of 3 September 2018 laying down minimum requirements implementing the provisions of Directive 2007/36/EC of the European Parliament and of the Council as regards shareholder identification, the transmission of information and the facilitation of the exercise of shareholders rights) shows a record date (Aufzeichnungsdatum) in field C5 of table 3 (27 May 2021) which is different from the record date (Nachweisstichtag) under section 123(4) AktG (28 May 2021, 0:00 CEST). The record date in field C5 (Aufzeichnungsdatum) is indicated as of the end of the day (24:00 CEST, 22:00 UTC (Coordinated Universal Time)), while the other record date (Nachweisstichtag) is indicated as of the beginning of the day (0:00 CEST); accordingly, there is no actual difference. With this presentation, the Company follows a recommendation in the Implementation Guide of the Association of German Banks on the German Act to Implement the Second EU Shareholder Rights Directive (ARUG II).

The Company must have received the evidence of shareholding at the aforementioned address no later than 24:00 CEST on Saturday, 5 June 2021. The registration and evidence of shareholding must be submitted in text form (section 126b of the German Civil Code (Bürgerliches Gesetzbuch)) and in the German or English language.

After proper registration, proxy voting cards for the Virtual Annual General Meeting including the access data for the Protected Access as well as (i) a form for voting by postal vote, (ii) a form for granting power of attorney and instructions for the granting of a power of attorney to vote by proxies of the Company and (iii) a form for granting power of attorney to a proxy will be sent automatically. In order to ensure timely receipt of the proxy voting cards, shareholders are asked to ensure that they register and send evidence of their shareholding to the Company at an early stage and to provide an email address in the course of the registration.

Registered holders of American Depositary Shares (ADSs) can obtain information and documents relating to the Virtual Annual General Meeting from the The Bank of New York Mellon, PO Box 505000, Louisville, KY 40233-5000, USA. If you have any questions regarding the exercise of your voting rights, please contact BNY Mellon Shareowner Services (shrrelations@cpushareownerservices.com; phone: +1 201-680-6825 or toll-free from within the USA: +1-888-269-2377).

4.	Significance of the record date

Only persons who have provided special evidence of their shareholding are considered shareholders vis-à-vis the Company for purposes of exercising voting rights. The number of voting rights is solely based on the shareholding as of the record date. The record date does not create any restrictions on the disposal of the shareholding. Even in the event of a full or partial disposal of the shareholding after the record date, the number of voting rights is solely based on the shareholding as of the record date (i.e., any disposal of shares after the record date does not affect the number of voting rights). The same applies to acquisitions or additional acquisitions of shares after the record date. Persons who do not hold any shares on the record date and subsequently become shareholders only have the right to vote their shares if and to the extent they have been authorized or given the right to do so by the person entitled to exercise these rights on the record date.

5.	Procedure for voting by postal vote

Shareholders may only exercise their voting rights by postal vote and only by either post or by electronic communication via email or by appointing a proxy. Only those shareholders who have duly registered and duly provided evidence of their shareholding (as specified above under III.3 above) are entitled to exercise shareholders’ voting rights by way of postal vote and to grant a power of attorney. For the voting rights exercised by postal vote, the shareholding as evidenced on the record date is relevant.

Votes may be cast by postal vote in text form in German or English language by post or by electronic communication (via email) at the following addresses

Jumia Technologies AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 München

Germany

or via email: inhaberaktien@linkmarketservices.de

The Company must have received any votes cast by post by the end of 8 June 2021, 24:00 CEST. Until this time, votes may also be amended or revoked in the manner described above. Via email votes can still be cast, changed or revoked on the day of the Virtual Annual General Meeting until the start of the voting process.

If the Company receives multiple votes, the last vote received shall be decisive. If different votes are received through different transmission channels and it is not clear which vote was last submitted, the votes submitted by email will be taken into account.

Casting votes by postal vote is limited to voting on the proposals for resolutions of the management board and/or supervisory board as published in the invitation to the annual general meeting and to proposals for resolutions of shareholders published in connection with a possible addition of items to the agenda pursuant to section 122(2) AktG.

6.	Procedures for proxy voting

Shareholders may also grant a power of attorney and have a proxy exercise their voting rights; this proxy may for example be an intermediary, a shareholders’ association, a voting rights advisor (Stimmrechtsberater) or a professional agent within the meaning of section 135 AktG/person who commercially offers to shareholders to exercise voting rights at the annual general meeting (“Commercial Agent”). Even where a shareholder is represented by a proxy, it is still required that the shareholder is registered in due time and evidence of shareholding be submitted in due time as described above.

Proxies cannot physically participate in the Virtual Annual General Meeting either and are limited to exercising voting rights as described in III.5 above. Therefore, they must exercise their votes as described above for the shareholders themselves by postal vote or by proxy and instructions to the proxies of the Company. The procedures outlined in III.8.d) and III.10 below on raising questions or objections, equally apply to shareholders’ proxies.

The granting of the power of attorney, its revocation and proof regarding the power of attorney vis-à-vis the Company must be submitted in text form, unless an intermediary, a shareholders’ association pursuant to section 135(8) AktG, a voting rights advisor or a Commercial Agent are authorized to exercise such voting rights.

Proxies granted to intermediaries, shareholders’ associations, voting rights advisors or Commercial Agents to exercise voting rights do not have to comply with the text form requirement. However, the authorization must be recorded by the proxy in a verifiable way. Furthermore, it must be complete and may only contain statements connected to the exercise of voting rights. Shareholders who wish to authorize an intermediary, a shareholders’ association, a voting rights advisor or a commercial agent to exercise their voting rights on their behalf are asked to coordinate on the form of the power of attorney with the person that is to act as authorized representative. These persons may also exercise their voting rights by postal vote, as described in III.5 above, or by authorizing a sub-proxy, subject to the aforementioned deadlines.

If a shareholder authorizes more than one person, the Company may reject one or more of these authorized persons.

Shareholders who wish to appoint a proxy are requested to use the form provided by the Company for this purpose. The power of attorney form will be provided on the proxy voting card which will be sent after successful registration. In addition, a proxy form will be available for download on the Company’s website at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Annual General Meeting 2021”).

The granting of the power of attorney, its revocation and proof of the appointment of a proxy must be received by the Company in text form in German or English language by no later than the end of 8 June 2021, 24:00 CEST by post or by way of electronic communication (via email) at one of the following addresses:

Jumia Technologies AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 München

Germany

email: inhaberaktien@linkmarketservices.de

On the day of the Virtual Annual General Meeting, a power of attorney may be granted or revoked and proof of the appointment of a proxy be submitted to the Company via email at the above address until the start of voting.

7.	Procedure for voting by proxies appointed by the company

Furthermore, the Company offers its shareholders the opportunity to authorize persons as proxies who are bound by the shareholder’s instructions. The proxies are required to vote as instructed; they are not allowed to exercise the voting rights at their own discretion. It should be noted that the proxies can only vote on those items of the agenda with respect to which shareholders issue clear instructions and that the proxies cannot accept any instructions on procedural motions, neither in the run-up to nor during the general meeting. Likewise, the proxies cannot accept any instructions to speak, to file objections to resolutions of the general meeting or to submit questions or motions.

Prior to the general meeting, such power of attorney with instructions to the proxies can only be granted by means of the proxy and instruction form, which properly registered shareholders receive together with the proxy voting card for the general meeting. The corresponding form is also available for download on the company’s website at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Annual General Meeting 2021”).

Powers of attorney for proxies of the Company, the revocation of powers of attorney and the instructions to the proxies must be received by the Company in text form in German or English language by no later than 24:00 CEST on Tuesday, 8 June 2021 via mail or electronic means (by email) at one of the following addresses:

Jumia Technologies AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 München

Germany

email: inhaberaktien@linkmarketservices.de.

On the day of the Virtual Annual General Meeting, a power of attorney to the proxies nominated by the Company may be granted or revoked and instructions may be issued, revoked or amended via email at the above address until the start of voting.

8.	Further rights of shareholders

a)	Motions by shareholders to add items to the agenda pursuant to section 122(2) of the German Stock Corporation Act and article 2 section 1(3) sentence 4 of the COVID-19 Mitigation Act

Pursuant to section 122(2) of the German Stock Corporation Act, one or several shareholders whose combined shareholdings amount up to one-twentieth of the share capital or a proportionate amount of EUR 500,000.00 (corresponding to 500,000 shares) may request that items be placed on the agenda and published. Each new item must be accompanied by a reasoning or a draft resolution.

Such a request for additional items must be submitted to the management board in writing and must be received by the Company at least 14 days prior to the Virtual Annual General Meeting; the day of receipt and the day of the Virtual Annual General Meeting are not taken into account when calculating this 14-day period. Therefore, the last possible date of receipt is 24:00 CEST on Tuesday, 25 May 2021. Requests for additional items received at a later point in time will be disregarded.

The relevant shareholders must prove that they have held their shares for at least 90 days prior to the date the request was received by the Company and that they will hold the shares until the management board decides on the request to add additional agenda items, with section 70 of the German Stock Corporation Act being applied to the calculation of the period of share ownership. A postponement of the aforementioned cut-off date from a Sunday, a Saturday, or a public holiday to a preceding or following working day is not possible. Sections 187 to 193 of the German Civil Code (Bürgerliches Gesetzbuch) do not apply accordingly.

Please send any supplementary requests to the following address:

Jumia Technologies AG

Annual General Meeting 2021

Skalitzer Straße 104

10997 Berlin

Germany.

Additions to the agenda to be published will be published in the Federal Gazette immediately after receipt of the request. They will also be published on the company’s website at https://investor.jumia.com/ (menu item “Annual Meeting”> “Annual General Meeting 2021”)

and communicated to the shareholders in accordance with section 125(1) sentence 3, (2) of the German Stock Corporation Act.

b)	Countermotions of shareholders pursuant to section 126(1) of the German Stock Corporation Act

Each shareholder has the right to submit a countermotion to the proposals of the management board and/or the supervisory board regarding individual items of the agenda.

Countermotions received by the company at least 14 days prior to the meeting at the address indicated below, not taking into account the date of receipt and the date of the general meeting, i.e., by no later than 24:00 CEST on Tuesday, 25 May 2021, will immediately be made available on the Company’s website at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Annual General Meeting 2021”)

along with the name of the shareholder as well as a reasoning and/or comments by the management board, if any (see section 126(1) sentence 3 of the German Stock Corporation Act).

Section 126(2) of the German Stock Corporation Act lists situations in which the Company is not required to make a countermotion and the corresponding reasoning, if any, available via its website. These situations are described on the Company’s website at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Annual General Meeting 2021”).

In particular, if any reasoning comprises more than 5,000 characters, it may be omitted.

Only the following addresses are relevant for submitting countermotions along with the respective reasoning, if any:

Jumia Technologies AG

Annual General Meeting 2021

Skalitzer Straße 104

10997 Berlin

Germany

email: agm2021@jumia.com.

Countermotions directed to any other address will not be made available.

Shareholders are asked to provide evidence of their shareholder status at the time of submission of the countermotion or election proposal. No countermotions can be made during the Virtual Annual General Meeting. However, a countermotion that has to be published by the Company in line with the requirements described above is deemed to be made at the Virtual Annual General Meeting if the shareholder bringing the countermotion properly registered for the Virtual Annual General Meeting and provided special evidence of his shareholding according to the requirements described in III.3 above.

c)	Election proposals by shareholders pursuant to Sections 126, 127 of the German Stock Corporation Act

Each shareholder has the right to submit election proposals for the election of the auditor (agenda item 4) and for the election of a member of the supervisory board (agenda item 7) at the Virtual Annual General Meeting.

Election proposals by shareholders received by the Company at least 14 days prior to the Virtual Annual General Meeting at the address indicated below (the date of receipt and the date of the Virtual Annual General Meeting are not taken into account), i.e. no later than 24:00 CEST on Tuesday, 25 May 2021, will immediately be made available on the Company’s website at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Annual General Meeting 2021”).

Election proposals submitted by shareholders need not be made available if they do not include the name, profession and place of residence of the proposed person. Election proposals do not require a reasoning.

Section 127 sentence 1 of the German Stock Corporation Act in conjunction with Section 126(2) of the German Stock Corporation Act as well as section 127 sentence 3 of the German Stock Corporation Act in conjunction with sections 124(3) sentence 4, 125(1) sentence 5 of the German Stock Corporation Act enumerate additional reasons for when election proposals by shareholders need not be made available on the company’s website. These reasons are available on the Company’s website at https://investor.jumia.com/ (menu item “Annual Meeting”> “Annual General Meeting 2021”).

The following address is relevant for the submission of election proposals:

Jumia Technologies AG

Annual General Meeting 2021

Skalitzer Straße 104

10997 Berlin

Germany

email: agm2021@jumia.com

Election proposals sent to any other address will not be made available. No election proposals can be made during the Virtual Annual General Meeting. However, an election proposal that has to be published by the Company in line with the requirements described above is deemed to be made at the Virtual Annual General Meeting if the shareholder bringing the proposal properly registered for the Virtual Annual General Meeting and provided special evidence of his shareholding according to the requirements described in III.3 above.

d)	The right to ask questions pursuant to article 2 section 1(2) no. 3 of the COVID-19 Mitigation Act

In accordance with the provisions of the COVID-19 Mitigation Act, shareholders who have duly registered as set out in III.3 above and duly provided evidence of their shareholding have the right in connection with the Virtual Annual General Meeting to ask questions by way of electronic communication without such right to ask questions being qualified as a right to receive information (Auskunftsrecht).

The management board of the Company, with the approval of the supervisory board, decided that all questions have to be submitted before the Virtual Annual General Meeting and no later than 7 June 2021, 24:00 CEST by way of electronic communication and in the German or English language to the following email address:

agm2021@jumia.com

In connection with the transmission by email of questions addressed to the Company, shareholders should state their full name (and in the case of legal entities or partnerships, the full legal name) and place of residence/registered office as well as the proxy voting card’s number as printed on the proxy voting card. Questions from shareholders may not be taken into account should this information be missing or incomplete.

There will be no opportunity to ask questions after the expiration of the relevant deadline described above or during the Virtual Annual General Meeting. Questions will be answered “in“ the Virtual Annual General Meeting to the extent questions have not already been answered in advance on the Company’s website at https://investor.jumia.com/ (menu item “Annual Meeting”> “Annual General Meeting 2021”).

The management board decides in deviation of section 131 of the German Stock Corporation Act at its due and free discretion, how it will answer questions. Shareholders asking questions may be identified by their name in the course of answering the relevant questions if such shareholders have not expressly objected to being identified by name.

e)	Further explanations

Further explanations of the rights of shareholders pursuant to section 122(2), sections 126(1) and 127 of the German Stock Corporation Act as well as article 2 section 1(2) sentence 1 no. 3 of the COVID-19 Mitigation Act are available on the Company’s website at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Annual General Meeting 2021”).

9.	Video and audio transmission of the entire Virtual Annual General Meeting

The Company’s shareholders can follow the entire Virtual Annual General Meeting (including responses to any previously submitted shareholder questions) on 9 June 2021 from 3:00 p.m. CEST after entering their access data via the Protected Access.

The access data for this Protected Access will be printed on the proxy voting card, which will be sent in a timely manner before the beginning of the Virtual Annual General Meeting to shareholders who have duly registered.

Following the Virtual Annual General Meeting and using the Protected Access require an internet connection and device with internet capabilities. A stable internet connection with sufficient bandwidth is recommended for an optimal video and audio transmission of the Virtual Annual General Meeting.

The possibility that shareholders may attend the Virtual Annual General Meeting without physical presence at the relevant venue or without a proxy in accordance with section 118(1) sentence 2 of the German Stock Corporation Act is excluded. In particular, the live transmission does not allow for a participation in the Virtual Annual General Meeting within the meaning of section 118(1) sentence 2 of the German Stock Corporation Act.

The Company cannot guarantee that the electronic live transmission will be conducted without technical errors and will be received by every shareholder with access rights. The Company therefore recommends that shareholders make use of the above-mentioned options, in particular to exercise their voting rights, at an early stage.

10.	Opposition to resolutions

Shareholders who have exercised their voting rights by postal vote or by proxy are provided with the opportunity to object to resolutions of the Virtual Annual General Meeting while waiving the requirement of being physically present at the Virtual Annual General Meeting. The relevant objection must be submitted until the end of the Virtual Annual General Meeting by way of electronic communication.

For this purpose, shareholders who have exercised their voting rights may declare their objection until the end of the Virtual Annual General Meeting at a notary public via electronic communication to the following email address:

widerspruch-agm2021@jumia.com.

11.	Shareholder hotline

For general question about the process related to the Virtual Annual General Meeting shareholders and intermediaries may inquire via email to:

jumia_hv2021@linkmarketservices.de

In addition, the shareholder telephone hotline is available from Monday to and including Friday (except on public holidays) between 9:00 a.m. and 5:00 p.m. (CEST) at +49 (0) 89 21027-220.

12.	Information on the website of the Company pursuant to section 124a of the German Stock Corporation Act

Following the convocation of the general meeting, in particular the following documents, together with this convocation, will be available on the Company’s website at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Annual General Meeting 2021”).

Regarding agenda item 1:

•

The adopted annual financial statements and the consolidated financial statements as of 31 December 2020 approved by the supervisory board, the group management report, including the report of the supervisory board for the financial year 2020.

Regarding agenda item 5:

•	Remuneration system for the members of the management board.

Regarding agenda item 8:

•	The report of the management board pursuant to section 203(2) sentence 2 of the German Stock Corporation Act in conjunction with section 186(4) sentence 2 of the German Stock Corporation Act.

Regarding agenda item 9:

•	The report of the management board pursuant to section 221(4) sentence 2 of the German Stock Corporation Act in conjunction with section 186(4) sentence 2 of the German Stock Corporation Act.

Regarding agenda item 10:

•

The report of the management board on the authorization to issue stock options to members of the management board and employees of the Company and members of the management and employees of companies affiliated with the Company (Stock Option Program 2021) and the creation of a new Conditional Capital 2021/III to settle stock options under the Stock Option Program 2021, as well as the corresponding amendment to section 4(3) of the Articles of Association.

In addition:

•	The report of the management board regarding the partial utilization of Authorized Capital 2018/I excluding shareholders‘ subscription rights;

•	The report of the management board regarding the partial utilization of Authorized Capital 2020/I excluding shareholders‘ subscription rights; and

•	The report of the management board regarding the partial utilization of Authorized Capital 2021/I excluding shareholders‘ subscription rights.

The aforementioned documents will also be available for inspection during the Virtual Annual General Meeting on 9 June 2021 via the Protected Access.

Any countermotions, election proposals and requests for the inclusion of additional items from shareholders received by the company in due time within the aforementioned periods and required to be published will also be made available via the aforementioned website.

This convocation has been submitted for publication to such media as can be expected that they will disseminate the information throughout the entire European Union.

13.	Information on data protection for shareholders

The controller within the meaning of article 4 no. 7 of Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation) (“GDPR“), who decides on the purposes and means of processing personal data, is:

Jumia Technologies AG

Skalitzer Straße 104

10997 Berlin

Germany

email: ComplianceAlert@jumia.com

Shareholders can contact the Company’s Data Protection Officer (also for questions on data protection) as follows:

Jumia Technologies AG

Datenschutzbeauftragter

Skalitzer Straße 104

10997 Berlin

Germany

email: ComplianceAlert@jumia.com

The following categories of personal data are regularly processed as part of the preparation, implementation and follow-up of the Virtual Annual General Meeting:

•	first and last name, title, address, email address;

•	number of shares, class of shares, type of ownership of shares and number of the proxy voting card, including the access data, for the virtual general meeting;

•	in the case of a proxy nominated by a shareholder, his or her personal data, in particular name and place of residence, as well as contact details provided in the context of voting;

•

if a shareholder or a representative makes use of the right to ask question pursuant to article 2 section 1(2) no. 3 of the COVID-19 Mitigation Act or otherwise contacts the Company, the personal data required to respond to any queries (e.g., the contact details provided by shareholders or their representatives, such as telephone numbers and email addresses); and

•	information regarding presence, motions, questions, election proposals and requests by shareholders regarding the Virtual Annual General Meeting.

In the case of countermotions, election proposals or requests for supplementary motions to be made available, these will be published on the Internet, including the name of the shareholder, at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Annual General Meeting 2021”).

If shareholders make use of the opportunity to ask questions in advance of the Virtual Annual General Meeting and their questions are dealt with there, this can be done by stating their name. Shareholders may, however, object to the mention of their name.

Other than that, personal data is made available to shareholders and shareholder representatives within the framework of the statutory provisions, namely via the attendance list. The attendance list may be inspected by shareholders and shareholder representatives up to two years after the Virtual Annual General Meeting (section 129(4) sentence 2 AktG).

Pursuant to article 6(1)(c) of the GDPR, the provisions of the German Stock Corporation Act (Aktiengesetz, AktG) and the COVID-19 Mitigation Act, in particular sections 118 et seqq. of the German Stock Corporation Act and the relevant provisions of the COVID-19 Mitigation Act (article 2 section 1), are the legal basis for the processing of personal data in connection with the preparation, execution and follow up of the Virtual Annual General Meeting and to enable the shareholders to exercise their rights in connection with the Virtual Annual General Meeting. In addition, the processing of personal data pursuant to article 6(1)(f) GDPR is carried out based on the legitimate interest of the Company in the proper conduct of the Virtual Annual General Meeting, including enabling the exercise of shareholders’ rights and the communication with shareholders.

The Company’s service providers used as processors for the purpose of hosting the Virtual Annual General Meeting will receive only such personal data from the Company that is necessary for the execution of the commissioned service and will process the data solely in accordance with the instructions of the Company.

As a rule, the Company or the commissioned service providers receive the shareholder’s personal data via the registration office from the intermediary that the shareholder has appointed to hold their shares in the Company in custody (so-called custodian bank).

The retention period for the data gathered in connection with the Virtual Annual General Meeting is regularly up to three years, unless statutory regulations on documentation and retention oblige the Company to continue storing the data or the Company has a legitimate interest in storing the data, for example in the event of legal or out-of-court disputes arising from the Virtual Annual General Meeting. The personal data will be deleted after expiry of the relevant time period.

Under certain legal conditions, shareholders have rights of access (article 15 GDPR), rectification (article 16 GDPR), erasure (article 17 GDPR), restriction of processing (article 18 GDPR) and objection (article 21 GDPR) with regard to their personal data or the processing thereof. Furthermore, shareholders have a right to data portability in accordance with article 20 GDPR.

Shareholders may exercise these rights free of charge against the Company by contacting the Company’s data protection officer mentioned above.

Shareholders also have a right to lodge a complaint with the data protection supervisory authorities under article 77 GDPR.

The data protection supervisory authority responsible for the Company is:

Berliner Beauftragte für Datenschutz und Informationsfreiheit

Friedrichstraße 219

10969 Berlin

Germany

Tel.: +49 30 13889-0

Fax: +49 30 2155050

email: mailbox@datenschutz-berlin.de

Berlin, May 2021

Jumia Technologies AG

The management board